UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
SOUNDTHINKING, INC.

(Name of Subject Company)
SOUNDTHINKING, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.005 per share
(Title of Class of Securities)

82536T107
(CUSIP Number of Class of Securities)

Ralph A. Clark
President and Chief Executive Officer
SoundThinking, Inc.
39300 Civic Center Drive, Suite 300
Fremont, California 94538
(510) 794-3100
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

John-Paul Motley
Steve Tonsfeldt
William Sorabella
Cooley LLP
350 South Grand Avenue, Suite 3200
Los Angeles, CA 90071
(213) 561-3250
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is SoundThinking, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 39300 Civic Center Drive, Suite 300, Fremont, California 94538, and its telephone number is (510) 794-3100. Unless the context suggests otherwise, references in this Schedule 14D-9 to “SoundThinking,” the “Company,” “we,” “us,” and “our” refer to SoundThinking, Inc. and its consolidated subsidiaries.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is our common stock, par value $0.005 per share (the “common stock”). As of the close of business on October 16, 2026, (i) 13,240,512 shares of common stock were issued and outstanding, (ii) no shares of common stock were held in treasury by the Company and its subsidiaries, (iii) 1,542,607 shares of common stock were reserved for issuance upon exercise of stock options granted and outstanding under the Company’s Amended and Restated 2005 Stock Plan and 2017 Equity Incentive Plan, each as amended (the “Stock Option Plans”), (iv) 1,310,657 shares of common stock were reserved for issuance upon vesting of the Company’s restricted stock units, (v) 3,053,328 shares of common stock were reserved for issuance upon vesting at the maximum level of achievement of the Company’s performance-based restricted stock units, (vi) an aggregate of 747,445 shares of common stock were reserved and available for purchase under the Company’s 2017 Employee Stock Purchase Plan (the “ESPP” and together with the Stock Option Plans, the “Equity Plans”) (including shares that may be subject to outstanding options under the Company’s ESPP), (vii) no warrants to purchase shares of common stock were issued and outstanding, and (viii) no shares of the Company’s preferred stock, par value $0.005, were issued and outstanding.
Item 2.	Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”
Tender Offer
This Schedule 14D-9 relates to a tender offer (the “Offer”) by Transom Signal MergerSub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Transom Signal AcquireCo, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the shares of the Company’s common stock issued and outstanding (the “Shares”) in exchange for (i) $8.00 per Share, net to the stockholder of such Share in cash, without interest (the “Per Share Cash Amount”), plus (ii) one non-transferable contingent value right per share (each, a “CVR”; the Per Share Cash Amount, together with one CVR, as such consideration may be amended or adjusted in accordance with the terms of the Merger Agreement (as defined below), the “Offer Price”), which represents the contractual right to receive one contingent cash payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, SoundThinking and a rights agent selected by Parent and reasonably acceptable to SoundThinking (the “Rights Agent”), on the terms described below and under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Contingent Value Rights Agreement.” Parent and Merger Sub are affiliates of Transom Capital Group, LLC, a Delaware limited liability company (together with its affiliates, “Transom”).
The CVRs are contractual rights only, represent an integral part of the consideration to be received in the Offer, and will not be certificated or evidenced by any form of certificate or instrument. The CVRs will not be transferable or assignable, except under limited circumstances. The CVRs will not carry any voting rights, dividend rights or stated rate of interest and will not represent any equity or ownership interest in Parent, Merger Sub, the Company or any of their respective affiliates or subsidiaries. The CVRs will not be registered with the Securities and Exchange Commission (the “SEC”) or listed for trading on any securities exchange.

Each CVR represents a non-transferable contractual contingent right to receive a cash payment of up to $3.00 per CVR, without interest, upon achievement of specified revenue milestones for the Company’s fiscal year commencing January 1, 2027 and ending December 31, 2027 (the “Initial Milestone Period”) and, for certain other specified, limited revenues, a period of 120 days thereafter (the “Continuation Period” and together with the Initial Milestone Period, the “Milestone Period”), as follows:
•
if Revenue (as defined in the CVR Agreement) for the Company’s ShotSpotter and SafePointe products for the Milestone Period equals or exceeds $73,500,000 (the “Minimum Milestone”), each CVR holder will be entitled to receive $0.50 per CVR;

•
for each additional $500,000 increment of Revenue for the Company’s ShotSpotter and SafePointe products above $73,500,000 up to and including $75,500,000 (each, an “Additional Milestone”), each CVR holder will be entitled to receive an additional $0.05 per CVR; and

•
for each additional $250,000 increment of Revenue for the Company’s ShotSpotter and SafePointe products above $75,500,000 up to and including $87,000,000, each CVR holder will be entitled to receive an additional $0.05 per CVR, such that the maximum aggregate payment will not exceed $3.00 per CVR if Revenue for the Company’s ShotSpotter and SafePointe products for the Milestone Period equals or exceeds $87,000,000.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Merger Sub and Parent with the SEC on October 20, 2026. Copies of the Offer to Purchase and Form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and Form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of September 28, 2026, among Parent, Merger Sub and the Company, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company and will cease to exist (the “Merger” and, together with the Offer, the “Transactions”), pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent, without a meeting or vote of stockholders of the Company. Pursuant to and at the effective time of the Merger (the “Effective Time”), the Shares, other than Shares (i) owned by the Company, Parent, Merger Sub or any other wholly owned subsidiary of the Company or Parent (“Company Excluded Shares”) and (ii) held by stockholders who have properly exercised and perfected appraisal rights under Section 262 of the DGCL (“Company Dissenting Shares”)) will be converted automatically and without any action on the part of the holder thereof or the Company, into, and will thereafter represent, only the right to receive the Offer Price, without interest and subject to reduction for any withholding of taxes. The treatment of outstanding equity awards under the Company’s Equity Plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligations of Merger Sub to accept for purchase, and pay for, Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to satisfaction or waiver, to the extent permitted under applicable legal requirements, of certain customary conditions set forth in the Merger Agreement, including that there have been validly tendered (and not properly withdrawn) Shares that, together with all other Shares (if any) beneficially owned by Merger Sub or any of its affiliates (as defined in Section 251(h)(6)(a) of the DGCL), represent at least one Share more than 50% of the Shares outstanding at the time of expiration of the Offer (the “Minimum Condition”). The Minimum Condition may not be waived by Parent or Merger Sub without the prior written consent of the Company. In addition, the obligation of Merger Sub to consummate the Offer is conditioned upon, among other things, the accuracy of the Company’s representations and warranties (subject to certain materiality exceptions), and material compliance of the Company with its covenants under the Merger Agreement, and other customary conditions set forth in Annex 1 to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”). Parent and Merger Sub’s obligations to consummate the Offer and the Merger are not subject to a condition that any financing be received by Parent or Merger Sub for the consummation of the transactions contemplated by the Merger Agreement.

The Offer will initially expire one minute after 11:59 p.m. New York City time on Tuesday, November 17, 2026, unless otherwise agreed to in writing by Parent and the Company. The expiration date may be extended as follows: (a) if, as of the then-scheduled expiration date, any Offer Condition (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the expiration date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the expiration date to occur at such time)) is not satisfied and has not been waived by Merger Sub or Parent, to the extent waivable by Merger Sub or Parent, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer and the expiration date for additional periods of up to ten Business Days (as defined in the Merger Agreement) (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension, to permit such Offer Condition to be satisfied, (b) if, as of the then-scheduled expiration date, each of the Offer Conditions (other than the Minimum Condition and such conditions that by their nature are to be satisfied at the expiration date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the expiration date to occur at such time)) has been satisfied or waived (to the extent such other Offer Condition is waivable by Merger Sub or Parent and has been validly waived) and the Minimum Condition has not been satisfied, then Merger Sub may, and, at the request in writing of the Company, Merger Sub shall, extend the Offer and the expiration date for additional periods of up to ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension, provided that in no event shall Merger Sub be required to extend the Offer and the expiration date pursuant to this clause (b) for more than thirty (30) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) in the aggregate, (c) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer and the expiration date from time to time for any period required by any applicable law, any interpretation, position, rule or requirement of the SEC, the staff thereof or Nasdaq applicable to the Offer; and (d) if, as of the then-scheduled expiration date, the Minimum Condition is satisfied but one or more of the other conditions (other than any such conditions that by their nature are to be satisfied at the expiration date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the expiration date to occur at such time)) is not satisfied (unless such other condition is waivable by Merger Sub or Parent and has been validly waived), Merger Sub may, and Parent may cause Merger Sub to, extend the Offer. Notwithstanding the foregoing, in no event will Merger Sub: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) one Business Day prior to March 28, 2027 (such earlier occurrence, the “Extension Deadline”), or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Except following a valid termination of the Merger Agreement pursuant to Article 8 of the Merger Agreement, as provided in Section 1.1(d) of the Merger Agreement, Merger Sub may not terminate or withdraw the Offer prior to its then-scheduled expiration date without the prior written consent of the Company. Merger Sub may permit the Offer to expire at its then-scheduled expiration date without extending it if no further extension is required under Section 1.1(c) of the Merger Agreement.
Either the Company or Parent may terminate the Merger Agreement at any time prior to the time Merger Sub irrevocably accepts the Shares tendered pursuant to the Offer for payment (the “Offer Acceptance Time”), if the Offer Acceptance Time has not occurred on or prior to 11:59 p.m. New York City time on March 28, 2027. The Offer is also subject to other conditions as described in this Schedule 14D-9.
The foregoing summary of the Offer does not purport to be complete and is qualified in its entirety by the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
As set forth in the Schedule TO, the address of the principal executive offices of Parent is 100 N. Pacific Coast Highway, Suite 1725, El Segundo, California 90245. The address of the principal executive offices of Merger Sub is 100 N. Pacific Coast Highway, Suite 1725, El Segundo, California 90245. The telephone number of each is (310) 407-0940.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. The Offer to Purchase and the other related materials are available directly from D.F. King & Co., Inc., the Information Agent engaged by Merger Sub for the Offer, by telephone at (800) 949-2583 (toll free) or by email at SSTI@dfking.com. This Schedule 14D-9 also is located on the investors section of the Company’s website at www.soundthinking.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (x) its executive officers, directors or affiliates or (y) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Board”) was aware of, and considered, the agreements and arrangements described in this Item 3, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement and the Support Agreements (as defined below), including the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Arrangements with Parent, Merger Sub and Their Affiliates
Merger Agreement
On September 28, 2026, Parent, Merger Sub and the Company entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub, and representations and warranties made by Parent and Merger Sub to the Company. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about the Company, Parent or Merger Sub in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by the Company to Parent and Merger Sub in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.
In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among the Company, Parent and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by the Company’s stockholders or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Merger Sub. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.
The foregoing summary and the summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
Prior to signing the Merger Agreement, the Company and Transom entered into a confidentiality agreement, dated April 28, 2026 (the “Confidentiality Agreement”). The Confidentiality Agreement includes customary non-disclosure provisions that require Transom to keep confidential certain information relating to the Company and the existence and content of any discussions in connection with the potential transaction for a period of two years from the date of the Confidentiality Agreement. The Confidentiality Agreement also includes a customary prohibition against the trading in the Company securities while in possession of material, non-public information. The Confidentiality Agreement contains a non-solicitation provision prohibiting Transom, for a period of one year from the date of the Confidentiality Agreement, from, directly or indirectly, soliciting the employment of any executive officer of the Company or any other senior management or technical employee of the Company or any of its subsidiaries who became known to Transom in connection with the Transactions or with whom Transom had contact in connection with the Transactions. The Confidentiality Agreement also contains a one-year standstill provision for the benefit of the Company, subject to customary exceptions, including the ability to make confidential proposals to the Board or the Company’s chief executive officer, and subject to automatic termination of these restrictions if the Company enters into a definitive agreement for certain third-party transactions (with automatic reinstatement if that agreement is terminated). The Confidentiality Agreement further restricts Transom, without the Company’s prior written consent, from soliciting or partnering with other potential principals, co-investors, co-bidders or financing sources in connection with the Transaction.
The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Exclusivity Agreements
Prior to signing the Merger Agreement, the Company and Transom entered into an exclusivity agreement, effective as of June 11, 2026 and extended on July 10, 2026, which provided for exclusive negotiations between the Company and Transom until 11:59 p.m., Pacific Time, on July 17, 2026, and a second exclusivity agreement on August 27, 2026, which provided for exclusive negotiations between the Company and Transom until 11:59 p.m., Pacific Time, on September 3, 2026 (collectively, the “Exclusivity Agreements”).
The foregoing summary and description of the Exclusivity Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreements and their extensions, copies of which are filed as Exhibit (e)(3) and Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.
Equity Commitment and Limited Guarantee.
Concurrently with the execution of the Merger Agreement, Transom Capital Fund IV, L.P. (the “Equity Investor”) delivered to Parent an equity commitment letter, dated as of September 28, 2026 (the “Equity Commitment Letter”), pursuant to which the Equity Investor has committed, on the terms and subject to the conditions set forth therein, to make an equity investment in Parent of up to approximately $121 million in cash to fund a portion of the amounts payable by Parent in connection with the Transactions. The Equity Investor also delivered to the Company a limited guarantee, dated as of September 28, 2026 (the “Limited Guarantee”), in favor of the Company in respect of certain obligations of Parent in connection with the Merger Agreement, subject to an aggregate cap equal to $14,250,000. The foregoing summary and description of the Equity Commitment Letter and Limited Guarantee do not purport to be complete and are qualified in their entirety by reference to the full text of the Equity Commitment Letter and Limited Guarantee, a copy of which is filed as Exhibits (e)(5) and (e)(6) to this Schedule 14D-9, respectively, and is incorporated herein by reference.
Tender and Support Agreement
Concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement (as it may be amended from time to time, the “Tender and Support Agreement”), dated as of September 28, 2026, with Veradace Partners L.P. (“Veradace”), which beneficially owned approximately 15.8% of the outstanding Shares as of September 24, 2026. Parent and Merger Sub expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreement.
Pursuant to and subject to the terms and conditions of the Tender and Support Agreement, Veradace has agreed, among other things, to (1) validly tender its Subject Shares (as defined in the Tender and Support Agreement) into the Offer and not withdraw such shares, (2) vote its Subject Shares against any competing takeover proposal and other actions that would impede the Transactions, and (3) not transfer its Subject Shares, in each case subject to certain exceptions. The Tender and Support Agreement also contains customary non-solicitation and other obligations and terminates automatically upon the valid termination of the Merger Agreement, the Effective Time, or certain other events described therein.
The foregoing summary and description and the summary and description of the Tender and Support Agreement contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Tender, Support and Reinvestment Agreement
Concurrently with entering into the Merger Agreement, Parent, Merger Sub and certain of Parent’s affiliates entered into a Tender, Support and Reinvestment Agreement (as it may be amended from time to time, the “Tender, Support and Reinvestment Agreement” and together with the Tender and Support Agreement, the “Support Agreements”), dated as of September 28, 2026, with Gary M. Lauder, The Gary M. Lauder Revocable Trust, Lauder Partners LLC and the Gary M. Lauder 2015 Trust, which collectively beneficially owned approximately 17.0% of the outstanding Shares as of September 24, 2026. Parent and Merger Sub expressly disclaim beneficial ownership of all Shares covered by the Tender, Support and Reinvestment Agreement.
Pursuant to and subject to the terms and conditions of the Tender, Support and Reinvestment Agreement, the applicable stockholders have agreed, among other things, to (1) validly tender their Subject Shares (as defined in the Tender, Support and Reinvestment Agreement) into the Offer and, unless and until the Tender, Support and Reinvestment Agreement has been validly terminated with respect to such stockholder, not withdraw such shares, (2) vote their Subject Shares against any competing takeover proposal and other actions that would impede the Transactions, (3) not transfer their Subject Shares, in each case subject to certain exceptions, and (4) subject to the conditions set forth therein and unless a stockholder elects not to participate as permitted thereunder, following the Effective Time, purchase equity interests of Transom Signal HoldCo, Inc., a Delaware corporation, in exchange for an aggregate amount of cash calculated to result in the participating stockholders holding, in the aggregate, an agreed percentage of the equity interests of Transom Signal TopCo, LP, a Delaware limited partnership (“Topco”), and immediately thereafter contribute such equity interests to Topco in exchange for equity interests of equivalent value in Topco. The Tender, Support and Reinvestment Agreement also contains customary non-solicitation and other obligations and terminates automatically with respect to each stockholder upon the valid termination of the Merger Agreement, the Effective Time, or certain other events described therein, subject to the survival of specified provisions, including those relating to the Reinvestment.
The foregoing summary and description and the summary and description of the Tender, Support and Reinvestment Agreement contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Tender, Support and Reinvestment Agreement, a copy of which is filed as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated herein by reference.
Contingent Value Rights Agreement
At the Effective Time, Parent, the Company and the Rights Agent will execute the CVR Agreement, which CVR Agreement will govern the terms of the CVRs. Pursuant to and subject to the terms and conditions of the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (other than Company Excluded Shares and Company Dissenting Shares) will convert into the right to receive (i) the Per Share Cash Amount and (ii) one CVR, and certain outstanding equity awards of the Company will convert into the right to receive the Per Share Cash Amount and/or CVRs, as applicable, subject to the terms of the Merger Agreement and the CVR Agreement (as described above).
The CVRs are contractual rights only, represent an integral part of the consideration to be received in the Offer, and will not be certificated or evidenced by any form of certificate or instrument. The CVRs will not be transferable or assignable, except under limited circumstances. The CVRs will not carry any voting rights, dividend rights or stated rate of interest and will not represent any equity or ownership interest in Parent, Merger Sub, the Company or any of their respective affiliates or subsidiaries. The CVRs will not be registered with the SEC or listed for trading on any securities exchange.
Each CVR represents a non-transferable contractual contingent right to receive a cash payment of up to $3.00 per CVR, without interest, upon achievement of specified revenue milestones for the Initial Milestone Period and, for certain other specified, limited revenues, the Continuation Period, as follows:
•
if Revenue (as defined in the CVR Agreement) for the Company’s ShotSpotter and SafePointe products for the Milestone Period equals or exceeds the Minimum Milestone, each CVR holder will be entitled to receive $0.50 per CVR;

•	for each Additional Milestone, each CVR holder will be entitled to receive an additional $0.05 per CVR; and

•
for each additional $250,000 increment of Revenue for the Company’s ShotSpotter and SafePointe products above $75,500,000 up to and including $87,000,000, each CVR holder will be entitled to receive an additional $0.05 per CVR, such that the maximum aggregate payment will not exceed $3.00 per CVR if Revenue for the Company’s ShotSpotter and SafePointe products for the Milestone Period equals or exceeds $87,000,000.

The CVR Agreement provides that Parent and the Company (and their respective successors and assigns) will, and will cause their respective subsidiaries to, use Commercially Diligent Efforts (as defined in the CVR Agreement) to achieve the Minimum Milestone and any Additional Milestones. There can be no assurance that the Minimum Milestone or any Additional Milestone will be achieved, or that any payment will ever be made in respect of the CVRs.
The foregoing summary and description and the summary and description of the CVR Agreement contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the form of CVR Agreement, a copy of which is filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements Between the Company and its Executive Officers, Directors and Affiliates
Certain of the Company’s executive officers have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. These interests may create potential conflicts of interest. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Board.” As described in more detail below, these interests include: (i) the accelerated vesting and payment in respect of outstanding Company equity awards, (ii) the potential receipt of certain payments and benefits upon certain types of terminations of employment following the consummation of the Transactions, and (iii) the entitlement to indemnification benefits in favor of directors and executive officers of the Company.
The Company’s current executive officers are as follows:

Name	Position
Ralph A. Clark	Chief Executive Officer, President and Director
Alan R. Stewart	Chief Financial Officer and Secretary
Kirk Arthur	Senior Vice President of Global Sales
David Jochim	Senior Vice President, TechnoLogic and Professional Services

For further information with respect to the arrangements between the Company and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors and affiliates, please see the information under the heading “Executive and Director Compensation” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 22, 2026, which is incorporated herein by reference.

Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. The following table sets forth the number of Shares beneficially owned as of October 16, 2026 by each of our executive officers and directors, excluding Shares issuable upon exercise of Company Options, vesting of Company RSUs and Company PRSUs (each as defined below) and the aggregate transaction consideration payable for such Shares.

Name of Executive Officer or Non-Employee Director	Number of Shares Beneficially Owned (#)	Total Cash Consideration for Shares ($)	Implied CVR Consideration for Shares ($)(1)
Executive Officers
Ralph A. Clark	587,851	4,702,808	1,763,553
Alan R. Stewart	164,917	1,319,336	494,751
Kirk Arthur	6,743	53,944	20,229
David Jochim	1,870	14,960	5,610
Non-Employee Directors
Deborah A. Grant	10,966	87,728	32,898
William J. Bratton	44,265	354,120	132,795
Burton Goldfield	27,742	221,936	83,226
Roberta S. Jacobson	12,589	100,712	37,767
Marc Morial	44,877	359,016	134,631
Ruby Sharma	20,761	166,088	62,283

(1)
Amount payable in respect of CVRs, assuming that the milestones are achieved such that the aggregate payments under the CVR for each Share will be $3.00. As discussed herein, the milestone payments are conditioned on the achievement of the milestones set forth in the CVR Agreement, and such milestones may or may not be achieved.

Treatment of Equity Awards
Vested Options
•
Each option to purchase Shares (each, a “Company Option”) that is vested and outstanding immediately prior to the Effective Time (including any Company Option that becomes vested upon the consummation of the Merger) and that has a per share exercise price less than the Per Share Cash Amount will be canceled and converted into the right to receive (A) an amount in cash, without interest and subject to applicable withholding taxes, equal to the product of (i) the total number of Shares covered by such vested Company Option immediately prior to the Effective Time multiplied by (ii) the excess of the Per Share Cash Amount over the per share exercise price of such Company Option, and (B) one CVR for each Share subject to such Company Option.

•
Each vested Company Option with a per share exercise price equal to or greater than the Per Share Cash Amount but less than the sum of the Per Share Cash Amount and the maximum aggregate CVR payment of $3.00 per CVR will be canceled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding taxes, equal to the product of (i) the total number of Shares covered by such vested Company Option immediately prior to the Effective Time multiplied by (ii) the cash payment a holder of one CVR would receive, as and when such payment is made to the holders of CVRs; provided that each such Company Option shall only receive the excess, if any, of the sum of (A) the Per Share Cash Amount plus (B) such CVR payment minus the applicable per share exercise price of such Company Option.

•	Each vested Company Option with a per share exercise price equal to or greater than the sum of the Per Share Cash Amount and $3.00 will be canceled for no consideration.
Unvested Options
•
Each unvested Company Option with a per share exercise price less than the Per Share Cash Amount will be canceled and converted into the right to receive (A) a restricted cash award with a cash value equal to

(i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess of the Per Share Cash Amount over the per share exercise price of such Company Option and (B) one CVR for each Share subject to such Company Option immediately prior to the Effective Time. Each such restricted cash award and any amounts payable with respect to the corresponding CVR will continue to be subject to the same vesting terms and conditions as applied to the corresponding unvested Company Option immediately prior to the Effective Time.
•
Each unvested Company Option with a per share exercise price that is equal to or greater than the Per Share Cash Amount and less than the sum of the Per Share Cash Amount and the maximum aggregate CVR payment of $3.00 will be canceled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding taxes, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the total cash payments a holder of one CVR would have received, as and when such CVR payment is made to the holders of CVRs, which shall equal, for each Share subject to such Company Option immediately prior to the Effective Time: the excess, if any, of the sum of (A) the Per Share Cash Amount minus the applicable exercise price of such Company Option plus (B) such CVR payment. Each such award will continue to be subject to the same vesting terms and conditions as applied to the corresponding unvested Company Option immediately prior to the Effective Time.

•	Each unvested Company Option with a per share exercise price equal to or greater than the sum of the Per Share Cash Amount and $3.00 will be canceled for no consideration.
Restricted Stock Units and Performance-Based Restricted Stock Units
•
Each restricted stock unit covering Shares subject to time-based vesting conditions (each, a “Company RSU”) that is vested and outstanding immediately prior to the Effective Time (including any Company RSU that vests upon the consummation of the Merger) will be canceled and converted into the right to receive (A) an amount in cash, without interest and subject to applicable withholding taxes, equal to the product of the total number of Shares covered by such Company RSU multiplied by the Per Share Cash Amount, and (B) one CVR for each Share covered by such Company RSU.

•
Each outstanding unvested Company RSU will be canceled in exchange for the right to receive (A) a restricted cash award (a “RSU Restricted Cash Award”) with respect to a cash value equal to the product of the total number of Shares underlying such unvested Company RSU multiplied by the Per Share Cash Amount and (B) one CVR for each Share subject to such unvested Company RSU immediately prior to the Effective Time. Both the RSU Restricted Cash Award and payments in respect of the corresponding CVR shall vest and become payable subject to the same vesting schedule and service-based forfeiture conditions as the corresponding Company RSU immediately prior to the Effective Time, and shall be paid in cash (without interest and less applicable tax withholding) as soon as practicable following (and in no event later than thirty (30) days after) each applicable vesting event or, in respect of the CVR, if later, the Milestone Payment Date in accordance with the CVR Agreement.

•
Each performance-based restricted stock unit (each, a “Company PRSU”) that is outstanding as of the Effective Time shall be assumed and converted into (A) a restricted cash award (a “PRSU Restricted Cash Award”) with a cash value equal to the product of the total number of Shares underlying such Company PRSU multiplied by the Per Share Cash Amount, and (B) one CVR for each share subject to such Company PRSU. Both the PRSU Restricted Cash Award and any payments in respect of the corresponding CVR shall vest and become payable subject to the same vesting schedule and performance- and service-based forfeiture conditions that applied to the corresponding Company PRSU immediately prior to the Effective Time, and shall be paid in cash (without interest and less applicable tax withholding) as soon as practicable following (and in no event later than thirty (30) days after) each applicable vesting event or, in respect of the CVR, if later, the Milestone Payment Date in accordance with the CVR Agreement.

The table below sets forth, for each of the Company’s executive officers and directors as of October 16, 2026: (A)(i) the aggregate number of Shares subject to Company Options whether vested or unvested (excluding Company Options with a per share exercise price equal to or greater than the sum of the Per Share Cash Amount and the maximum potential CVR value of $3.00) (each, a “Cash-Out Option”), and (ii) the approximate aggregate amount of Company Option consideration payable in respect of such Cash-Out Options, (B)(i) the aggregate number of Shares subject to Company RSUs, whether vested or unvested, and (ii) the approximate aggregate amount of such Company RSU consideration payable in respect of such Company RSUs, (C)(i) the aggregate number of Shares subject to Company PRSUs, assuming vesting at the maximum level of achievement of the Company’s PRSUs, and (ii) the approximate aggregate amount of such Company PRSU consideration payable in respect of such Company PRSUs, and (D) the maximum aggregate contingent consideration that each of our executive officers and directors would be entitled to receive in respect of their Company Options, Company RSUs and Company PRSUs for the CVRs upon the achievement of all specified milestones.

Name	Cash-Out Options		Company RSUs		Company PRSUs(1)
	Number of Shares Underlying Cash-Out Options	Company Option Consideration Payable in Respect of Cash-Out Options ($)	Number of Shares Underlying RSUs	Company RSU Consideration Payable in Respect of RSUs ($)	Number of Shares Underlying PRSUs	Company PRSU Consideration Payable in Respect of PRSUs ($)	Contingent Consideration for Company Cash-Out Options, RSUs and PRSUs ($)
Executive Officers
Ralph A. Clark Chief Executive Officer, President and Director	18,000	88,920	318,516	2,548,128	867,640	6,941,120	3,612,468
Alan R. Stewart Chief Financial Officer and Secretary	—	—	86,578	692,624	271,136	2,169,088	1,073,142
Kirk Arthur Senior Vice President of Global Sales	30,000	24,000	46,852	374,816	112,444	899,552	567,888
David Jochim Senior Vice President, TechnoLogic and Professional Services	30,000	4,200	33,358	266,864	72,780	582,240	408,414
Directors
Deborah A. Grant	—	—	38,035	304,280	—	—	114,105
William J. Bratton	—	—	18,180	145,440	—	—	54,540
Burton Goldfield	—	—	18,180	145,440	—	—	54,540
Roberta S. Jacobson	—	—	34,880	279,040	—	—	104,640
Marc Morial	—	—	18,180	145,440	—	—	54,540
Ruby Sharma	—	—	26,295	210,360	—	—	78,885
All of our current directors and executive officers as a group (10 persons)	78,000	117,120	639,054	5,112,432	1,324,000	10,592,000	6,123,162

Note:
See “Treatment of Equity Awards” above for additional information. Amount payable in respect of CVRs, assuming that the milestones are achieved such that the aggregate payments under the CVR for each Share will be $3.00. As discussed herein, the milestone payments are conditioned on the achievement of the milestones set forth in the CVR Agreement, and such milestones may or may not be achieved.

(1)
All outstanding Company PRSU awards are assumed by Parent and converted into PRSU Restricted Cash Awards subject to the same performance- and service-based vesting conditions that applied immediately prior to the Effective Time.

Treatment of Purchase Rights Under the Employee Stock Purchase Plan
The ESPP is a tax-qualified plan pursuant to which all of the Company’s regular full-time employees, including the Company’s executive officers, may purchase shares of common stock at the lower of: (i) 85% of the fair market value on the Offering Date (as defined in the ESPP), or (ii) 85% of the fair market value on the applicable Purchase Date (as defined in the ESPP).
The only offering period in effect under the ESPP ends on November 16, 2026 (the “Current ESPP Offering Period”). Any outstanding options granted under the ESPP with respect to the Current ESPP Offering Period will be exercised no later than immediately prior to the Effective Time. The Company has adopted resolutions and taken all actions with respect to the ESPP to provide that (i) no new offering period will commence, nor will the Current ESPP Offering Period be extended, (ii) no new individuals will be permitted to enroll in the ESPP, (iii) no existing participant will be permitted to increase his or her rate of deductions and purchases, and (iv) no shares of common stock will be issued under the ESPP except with respect to the Current ESPP Offering Period. The ESPP shall terminate in its entirety as of the Effective Time.
Transaction Bonuses
In connection with the Merger, the Compensation and Human Capital Committee of the Board (the “Compensation Committee”) approved cash transaction bonuses (the “Transaction Bonuses”) for certain employees of the Company, including Mr. Clark and Mr. Stewart in the amounts of $525,000 and $200,000, respectively. Each Transaction Bonus is payable in cash, less applicable tax withholdings, subject to and contingent upon (i) the consummation of the Merger and (ii) the applicable recipient’s continuing employment with, or service to, the Company through the time immediately prior to the Effective Time of the Merger. Each Transaction Bonus shall be paid to the respective recipients immediately prior to the Effective Time of the Merger.
Stay-Put Bonuses
In connection with the Merger, the Compensation Committee approved cash stay-put bonuses (the “Stay-Put Bonuses”) for certain employees of the Company, including Mr. Jochim in the amount of $100,000. Each Stay-Put Bonus is payable in cash, less applicable tax withholdings, subject to and contingent upon (i) the consummation of the Merger and (ii) the applicable recipient’s continuing employment with, or service to, the Company through the date that is nine months following the closing date of the Merger (the “Retention Date”). Each Stay-Put Bonus shall be paid to the respective recipients within 30 days following the Retention Date.
Potential Payments and Benefits upon Termination or Change in Control
Regardless of the manner in which an executive officer’s service terminates, the executive officer is entitled to receive amounts earned during their term of service, including salary and unused vacation pay. In addition, each of our executive officers is eligible to receive certain benefits pursuant to their agreement with the Company. The benefits described below are contingent on the executive officer’s execution and non-revocation of a general release of claims against the Company and certain related parties.
Mr. Clark
In connection with, and subject to consummation of, the Merger, the Compensation Committee approved amendments to the severance benefits applicable for Mr. Clark. In the event that the Company terminates the employment of Mr. Clark other than for cause, death or disability, or if Mr. Clark resigns with good reason, in each case as defined in Mr. Clark’s offer letter, as amended, and subject to Mr. Clark’s execution and non-revocation of a release of claims in favor of the Company, Mr. Clark will receive (i) a lump sum payment equal to his base salary for twelve months, (ii) reimbursement of premiums for continued health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for twelve months following the date of termination (or, if earlier, until he becomes eligible for comparable coverage through a subsequent employer or ceases to be eligible for such coverage), (iii) a lump sum payment equal to a pro-rated portion of his target bonus for the fiscal year in which the termination occurs, calculated based on the number of days elapsed in such fiscal year through the date of termination and (iv) acceleration of vesting of his then-outstanding time-based equity awards (excluding awards subject to performance-based vesting conditions) by twelve months.
Mr. Stewart
In connection with, and subject to consummation of, the Merger, the Compensation Committee approved amendments to the severance benefits applicable for Mr. Stewart. In the event that the Company terminates the employment of Mr. Stewart other than for cause, death or disability, or if Mr. Stewart resigns with good reason, in each case as defined in Mr. Stewart’s offer letter, as amended, and subject to Mr. Stewart’s execution and non-revocation of a release of claims in favor of the Company, Mr. Stewart will receive (i) a lump sum payment equal to his base salary for twelve months, (ii) reimbursement of premiums for continued health insurance coverage under COBRA for twelve months following the date of termination (or, if earlier, until he becomes eligible for comparable coverage through a subsequent employer or ceases to be eligible for such coverage), (iii) a lump sum payment equal to a pro-rated portion of his target bonus for the fiscal year in which the termination occurs, calculated based on the number of days elapsed in such fiscal year through the date of termination and (iv) acceleration of vesting of his then-outstanding time-based equity awards (excluding awards subject to performance-based vesting conditions) by six months.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that the named executive officers receive may materially differ from the amounts set forth in the table.
The table below assumes that (1) the consummation of the Merger constitutes a change in control for purposes of the applicable compensation plan or agreement, (2) the closing date will occur on November 20, 2026 (which is the assumed closing date of the Merger solely for purposes of the disclosure in this section), (3) each named executive officer will be terminated other than for cause or resign for good reason immediately following the Effective Time, entitling them to severance benefits under their employment agreements, subject to the conditions described in the section titled “—Potential Payments and Benefits upon Termination or Change in Control”, and (4) the value of the vesting acceleration of the named executive officer’s equity awards that would otherwise vest during the twelve-month period following the Effective Time calculated using the cash consideration of $8.00 per Share plus each CVR’s maximum potential value of $3.00. The amounts in the table below do not include any value received in respect of Company Options, Company RSUs and Company PRSUs held by the named executive officers that have vested or are expected to vest prior to the assumed closing date of the Merger. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances, vesting events or forfeitures that may occur prior to the closing date.

Named Executive Officer(1)	Cash ($)(2)	Equity ($)(3)	Perquisites / Benefits ($)(4)	Transaction Bonus ($)(5)	Total ($)
Ralph A. Clark	947,500	1,531,778	46,670	525,000	3,050,948
Alan R. Stewart	585,900	269,454	27,877	200,000	1,083,231

(1)
Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement. While disclosure is, therefore, required for Nasim Golzadeh, our former Managing Director, TechnoLogic and Executive Vice President, Investigative Solutions, Ms. Golzadeh terminated employment with us in March 2026 prior to the Merger. As a result, Ms. Golzadeh will not receive compensation that is based on or otherwise relates to the Merger and no amounts are listed for her hereunder.

(2)
The cash amount included in this column represents for each of the named executive officers the value of (i) a lump sum cash severance payment equal to 12 months of base salary and (ii) a lump sum payment equal to a pro-rated portion of the named executive officer’s target bonus for the fiscal year in which the termination occurs, each as described above in the section titled “—Potential Payments and Benefits upon Termination or Change in Control.”

Named Executive Officer	Severance Payment - Base Salary ($)	Severance Payment - Target Annual Bonus ($)	Total ($)
Ralph A. Clark	472,500	475,000	947,500
Alan R. Stewart	378,000	207,900	585,900

(3)
These amounts reflect acceleration of the Company RSUs that would otherwise vest during the twelve-month period following the assumed closing date of the Merger, pursuant to each named executive officer’s applicable severance benefits as described in the section titled “—Potential Payments and Benefits upon Termination or Change in Control” above. The value of each Company RSU is calculated using the cash consideration of $8.00 per Share plus each CVR’s maximum potential value of $3.00. No value is attributed to Company PRSUs, as all outstanding Company PRSU awards are assumed by Parent and converted into PRSU Restricted Cash Awards subject to the same performance- and service-based vesting conditions that applied immediately prior to the Effective Time. No value is attributed to stock options, as none of the named executive officers hold unvested in-the-money stock options. The estimated value of each such benefit is shown in the table below.

Named Executive Officer	Number of Shares Underlying Company RSUs (#)	Company RSU Consideration Payable in Respect of Company RSUs ($)	Total ($)
Ralph A. Clark	139,253	1,531,778	1,531,778
Alan R. Stewart	24,496	269,454	269,454

(4)
With respect to each named executive officer, represents the estimated cost based on the assumptions used for financial reporting purposes under generally accepted accounting principles of Company-paid COBRA coverage for 12 months as further described above in the section titled “—Potential Payments and Benefits upon Termination or Change in Control”. These amounts are subject to the same conditions as the cash severance payment described above.

(5)	The Transaction Bonus amounts reflected in the table above were approved by the Company’s Compensation Committee on September 28, 2026 and payable subject to consummation of the Merger.
Employee Benefits
Under the Merger Agreement, among other things, Parent has agreed, for a period of not less than one year following the Closing (or, if earlier, the termination date of the applicable current employees of the Company (the “Company Employees”)), to provide, or cause to be provided, to each Company Employee during such one year period (1) a base salary and target cash incentive compensation (such terms to include salary and wages, target cash bonus, and commission opportunities, and to exclude equity or equity-based incentives) no less favorable than those in effect with respect to such Company Employees immediately prior to the Closing (subject to the same exclusion), and (2) benefits programs (excluding any defined benefit pension, equity or equity-based, long-term incentives, nonqualified deferred compensation, change in control, retention, severance, post-termination, retiree health or welfare benefits) that are substantially comparable in the aggregate to those provided to such Company Employees immediately before the Closing (subject to the same exclusions).
Each Company Employee shall be credited with his or her years of service with the Company before the Closing, to the same extent and for the same purpose as such Company Employee was provided, before the Closing, to credit for such service under any similar Company Benefit Plans, for purposes of eligibility, vesting of defined contribution retirement benefits, and determining the level of paid time off and severance benefits under the applicable employee benefit plans of the Surviving Company or its subsidiaries providing benefits to any Company Employees after the Closing that replace such benefits provided under the applicable Company Benefit Plan (the “New Plans”); provided that such credit does not result in the duplication of benefits or compensation.
In addition, for purposes of each New Plan providing group medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions, waiting periods and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents to the same extent waived under the corresponding Company Benefit Plan as of Closing, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Company Plan in which such Company Employee participated immediately before the Closing ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the same extent and for the same purpose as such amount was credited under the applicable Company Benefit Plan, in each case, except to the extent that would result in duplication of benefits.
Potential for Future Arrangements
While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Transom or its affiliates regarding continued service with Merger Sub or its affiliates after the Effective Time, it is possible that Merger Sub or its affiliates may enter into or amend existing service, employment or other arrangements with one or more of the Company’s directors or executive officers in the future.

Employment Arrangements
We have entered into at-will employment agreements, as amended, with each of our current executive officers. The employment of each of our current executive officers may be terminated by us at any time. The employment agreements with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities and benefit plan participation. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment following the Merger, see the section above titled “—Potential Payments and Benefits upon Termination or Change in Control.”
Director Compensation
Vesting of all outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out, as described in the section above titled “—Treatment of Equity Awards.”
Indemnification of Directors and Officers; Insurance
Parent, Merger Sub and the Company have agreed that, to the fullest extent permitted by applicable law, all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring at or prior to the Effective Time in favor of any present or former director or officer of the Company or its subsidiaries (the “Indemnified Persons”), as provided under the organizational documents of the Company or its subsidiaries, or under any agreement between an Indemnified Person and the Company or a subsidiary in existence as of the date of the Merger Agreement (collectively, the “Existing Indemnification Obligations”), will survive the Effective Time and continue in full force and effect in accordance with their terms for a period of not less than six years after the Effective Time, and will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the Indemnified Persons thereunder; provided that any claim made pursuant to such rights within that six-year period will continue to be subject to these provisions and the rights thereunder until disposition of the claim, even if after the six-year period.
In addition, the parties agreed that, from the Effective Time until at least six years after the Effective Time, Parent will cause the Surviving Corporation (together with its successors and assigns) to indemnify and hold harmless each Indemnified Person, to the fullest extent permitted under applicable law, in his or her capacity as an officer or director of the Company or its subsidiaries, against all losses, claims, damages, liabilities, fees, expenses (including reasonable and documented attorneys’ fees), judgments, amounts paid in settlement or fines incurred in connection with any pending or threatened legal action arising out of, in whole or in part, the fact that such person is or was (or any acts or omissions by such person in his or her capacity as) a director, officer, employee or agent of the Company or its subsidiaries at or prior to the Effective Time and pertaining to any matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed before, at or after the Effective Time, including matters arising under any claim with respect to the transactions contemplated by the Merger Agreement, in each case to the extent required by the Existing Indemnification Obligations. The Merger Agreement also provides that, following the Effective Time, the Indemnified Persons will be entitled to continue to retain Cooley LLP (“Cooley”), or such other counsel selected by the Indemnified Persons that is reasonably acceptable to the Surviving Corporation, in connection with the foregoing.
The Merger Agreement further provides that the Surviving Corporation will maintain in effect, for at least six years after the Effective Time, the Company’s current directors’ and officers’ liability insurance policies as of the Effective Time, or policies of at least the same coverage and amounts containing terms and conditions no less advantageous with respect to claims arising out of or relating to events occurring before or at the Effective Time, provided that the Surviving Corporation is not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement (the “Maximum Amount”). If the Surviving Corporation is unable to obtain the required coverage for an annual premium less than the Maximum Amount, it must obtain as much comparable coverage as possible for an annual premium equal to the Maximum Amount. Prior to the closing, the Company may instead obtain a prepaid six-year “tail” policy providing coverage of at least the same scope and amount and containing terms and conditions no less advantageous with respect to pre-Effective Time claims, which, if obtained by the Company on or prior to the Effective Time, will satisfy these insurance requirements in lieu of the Surviving Corporation maintaining the existing policy.
If Parent, the Surviving Corporation, or any of their respective successors or assigns consolidates or merges with another person and is not the continuing or surviving entity, or transfers or conveys all or substantially all of its properties and assets to any person, the Merger Agreement requires Parent to make proper provision so that the successors and assigns of Parent or the Surviving Corporation assume these indemnification and insurance obligations.
These rights to advancement, exculpation and indemnification described above survive the Merger, are intended to be for the benefit of, and enforceable by, each of the Indemnified Persons and their successors, assigns and heirs, and are in addition to, and not in substitution for, any other indemnification or contribution rights such person may have by contract or otherwise. Unless required by applicable law, these provisions may not be amended, altered or repealed after the Effective Time in a manner that would adversely affect the rights of any Indemnified Person or his or her successors, assigns or heirs without the prior written consent of the affected Indemnified Person.
Section 16 Matters
Pursuant to the Merger Agreement, the Company and the Board will take all steps as reasonably necessary or advisable to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the transactions contemplated by the Merger Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10 Matters
The Compensation Committee has caused to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company pursuant to which compensation is paid to such officer, director or employee, and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Item 4.	The Solicitation or Recommendation
Recommendation of the Board
On September 28, 2026, the Board unanimously, by resolutions duly adopted at a meeting of the Board duly called and held, (i) determined that the Merger Agreement, the CVR Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved the Merger Agreement, the CVR Agreement and the Transactions, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case upon the terms and subject to the conditions set forth in the Merger Agreement.
Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders tender their Shares to Merger Sub pursuant to the Offer.
In reaching the conclusions and in making the recommendation described above, the Board considered a number of reasons described below in this Item 4 under “—Background of the Offer and the Merger” and “—Reasons for the Recommendation of the Board.”
A press release, dated September 29, 2026, issued by the Company and Transom announcing the Offer, is included as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
The following chronology summarizes the material meetings and events that led to the execution of the Merger Agreement. The following chronology does not purport to catalogue every conversation of, or among, the Board, members of Company senior management or the Company’s advisors and other parties.
The Board and Company senior management regularly review the Company’s performance, growth prospects and overall strategic direction and evaluate potential opportunities to strengthen the Company’s business, achieve the Company’s long-term strategic goals and enhance value for its stockholders. From time to time, these reviews have included evaluation of the Company’s strategy as a standalone company, the markets for public safety technology products, opportunities to expand or improve the products made available by the Company or the customer channels into which its products are sold, and potential opportunities for business combinations, acquisitions, mergers, divestitures, collaborations and other strategic transactions.

In addition, several members of the Board and Company senior management regularly maintained dialogue with executives of several public safety technology products companies, financial sponsors with an industry focus on such companies and investors in the Company and other similarly situated companies. As a result of these ongoing business development and related activities, the Board and Company senior management developed an awareness of potential counterparties that may be interested in strategic transactions and other financing opportunities.
In October 2022, under the direction of the Board and through two financial advisors to the Company (for whom there are no continuing obligations) , the Company contacted approximately 21 parties that were deemed by the Board, based in part on the advice of such financial advisors, to be potentially interested in a transaction with the Company to gauge their interest in a potential transaction involving the Company, including seven strategic counterparties and fourteen financial sponsor counterparties (which did not include Transom). In response to this outreach, none of the parties contacted elected to make a proposal to enter into a transaction involving the Company. The Company Board was kept apprised of discussions with potentially interested parties that arose from time to time as appropriate.
During 2023 through early-2025, under the direction of the Board, Company senior management engaged in preliminary discussions from time to time with several potentially interested parties about a potential transaction involving the Company, including in certain cases entering into confidentiality agreements with the Company to review non-public information related to the Company, however, none of those discussions advanced beyond preliminary stages or resulted in the submission by any such party of any proposal to enter into a transaction involving the Company.
On June 5, 2025, Mr. Clark had preliminary conversations with a private equity firm, which we refer to as “Party A”, about a potential investment in the Company through open market purchases. Party A was not contacted by or on behalf of the Company in 2022. Mr. Clark maintained conversations with Party A and provided additional publicly available information about the Company to Party A, although no proposals were made during this period.
On July 8, 2025, Party A indicated to Mr. Clark that it was interested instead in a potential transaction involving the Company, and as a result, Mr. Clark introduced representatives of Party A to representatives of Tidal Partners LLC, the Company’s financial advisor (“Tidal Partners”) for further discussions about the prospects for a transaction. The Company was familiar with Tidal Partners based on its experience with senior investment bankers who were previously employed at a prior financial advisor to the Company. Tidal Partners was retained in the ordinary course as described below.
On July 24, 2025, the Board held a meeting, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley, the Company’s legal counsel. At the meeting, Mr. Clark discussed the interest expressed by Party A, and the Board discussed matters regarding a potential transaction involving the Company should a proposal for a transaction be made. Representatives of Cooley made a presentation on the fiduciary duties of the directors applicable in connection with the consideration of a potential transaction involving the Company and other guidelines to be followed by the Board in connection with the consideration of a potential transaction. Following this discussion, the Board instructed Company senior management who were aware of the potential transaction not to have any discussions with Party A or any other potential transactional counterparties regarding continued employment following the closing of any possible transaction, or the terms of any such continued employment, without the Board approval. Tidal Partners provided an overview of recent financial performance of the Company, the current conditions impacting the Company and the performance of its stock price in the then current climate, the feedback received by the Board during the process conducted in 2022 and changes to the Company since that time (including the significance of ShotSpotter). Representatives of Tidal Partners also discussed with the Board factors for consideration, including the Company’s positioning in the market and opportunities for potential transactions. Following discussion, the Board discussed the process by which it would be prepared to respond to inquiries regarding a potential transaction but not commence a full process to explore strategic alternatives given the process it conducted in 2022.
On August 26, 2025, Mr. Clark held a breakfast meeting with representatives of Party A, during which the parties discussed the Company and its markets on the basis of publicly available information.

Mr. Clark maintained conversations with Party A after the July meeting of the Board. Then, in August 2025, another private equity firm, which we refer to as “Party B”, reached out to Mr. Clark about a potential transaction. Mr. Clark maintained conversations with Party B and provided additional publicly available information about the Company to Party B, but Party B never entered into a confidentiality agreement or provided any proposals to the Company.
On September 15, 2025, Party A sent to the Board an unsolicited non-binding indication of interest to acquire the Company for between $16.00 and $18.00 per share in cash (the “September 15 Party A Proposal”), which represented a 28% to 44% premium to the closing price of $12.47 per share on September 12, 2025, the last trading day prior to the proposal. The September 15 Party A Proposal was based solely on publicly available information. The September 15 Party A Proposal was subject to numerous conditions, including completion of due diligence and negotiation of definitive agreements providing for the transaction. Party A noted in the September 15 Party A Proposal that it expected to arrange third-party debt financing for the transaction. Party A requested in the September 15 Party A Proposal that it would be given a period of exclusivity during which the Company would negotiate exclusively with Party A regarding the potential transaction. The September 15 Party A Proposal was, and subsequent proposals received by the Company were, promptly provided to the full Board, which was thereafter kept regularly apprised of developments.
On September 22, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board discussed the September 15 Party A Proposal, possible methods by which to review and consider the proposal and possible responses to the proposal. Representatives of Tidal Partners presented financial information regarding the proposal and financial information regarding the Company. Following discussion, the Board determined to undertake further analysis of the Company with Tidal Partners, including directing management to prepare and present to the Board draft standalone management forecasts reflecting Company senior management’s best estimates for the future financial performance of the Company. Once finalized and approved by the Board, the management forecasts would be used by Tidal Partners to prepare preliminary financial analyses of the Company and of the September 15 Party A Proposal to further refine the Board’s view on appropriate values of the Company. The Board also authorized Company senior management to negotiate and enter into a formal engagement letter between the Company and Tidal Partners. The Board directed Company senior management to seek to enter into a customary confidentiality agreement with Party A and thereafter provide information to Party A as a basis of Party A to improve the terms of its proposal for further evaluation. Based on feedback received during the process conducted in 2022 and since then and the status of the proposal, the Board determined that it would not be appropriate at this time to undertake a board process to solicit broader interest in a potential transaction involving the Company but determined it was appropriate for a targeted selective outreach to the most likely interested parties over the coming weeks.
Following the September 22 meeting of the Board, the Company senior management and/or Tidal Partners, at the direction of the Board and Company senior management, communicated with five potentially interested parties in the Fall of 2025 to gauge each of their respective interests in a potential transaction involving the Company (either following contact on behalf of the Company or in response to outreach to the Company from such party or their financial advisors) including Party A, Party B, an additional private equity firm (which we refer to as “Party C”), a US-based public safety technology products company (which we refer to as “Party D”) and a foreign public safety technology products company (which we refer to as “Party E”). During this process that continued for the following weeks, the Company entered into confidentiality agreements for preliminary discussions with each of Party A (on September 30, 2025), Party C (on October 17, 2025) and Party D (on October 26, 2025). None of the confidentiality agreements with any of the potentially interested parties referred to in this “Background of the Offer and the Merger” section contain any standstill restriction that limits the ability of any party from making confidential proposals to the Board. After each party signed a confidentiality agreement with the Company, the Company provided to each of these parties access to a virtual data room including information about the Company (which was first made available to Party A on October 10, 2025), Company senior management made a management presentation regarding the Company (which was first made to Party A on October 15, 2025) and Company senior management (and in certain cases members of the Board) met with representatives of each party to discuss the Company and provide responses to due diligence questions related to the Company. This activity continued throughout October.
Shortly following the September 22 meeting of the Board, Party B informed the Company that it had declined to proceed with a further evaluation of the Company, citing general perceptions of risks to the business.

On October 6, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, based on the direction provided at the September 22 meeting, Company senior management presented to the Board draft standalone management forecasts reflecting Company senior management’s best estimates for the future financial performance of the Company to the Board and explained the assumptions upon which they were based. The forecasts reflected financial performance below previously expected financial performance, including slowing revenue. Following discussion, the Board directed Company senior management to update certain of the financial information presented based on the feedback provided. In addition, representatives of Tidal Partners provided an overview of the status of discussions held by Company senior management and/or Tidal Partners, at the direction of the Board and Company senior management, with several parties, including due diligence reviews being conducted, regarding a potential transaction involving the Company.
On October 7, 2025, the Company and Tidal Partners entered into an engagement letter to formalize the engagement of Tidal Partners as financial advisor to the Company.
On October 13, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, based on the direction provided at the October 6 meeting, Company senior management presented to the Board updated draft standalone management forecasts reflecting Company senior management’s best estimates for the future financial performance of the Company and explained the assumptions upon which they were based. The forecasts reflected feedback provided by the Board at the October 6 meeting. Representatives of Tidal Partners provided an overview of the status of discussions held by Company senior management and/or Tidal Partners, at the direction of the Board and Company senior management, with several parties, including due diligence reviews being conducted, regarding a potential transaction involving the Company.
On October 18, 2025, while at an industry conference in Denver, Colorado, Company senior management met with executives of Party D about the Company’s products and sales strategies.
On October 21, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Tidal Partners provided an overview of the status of discussions held by Company senior management and/or Tidal Partners, at the direction of the Board and Company senior management, with several parties regarding a potential transaction involving the Company.
On October 29, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Tidal Partners provided an overview of the status of discussions held by Company senior management and/or Tidal Partners, at the direction of the Board and Company senior management, with several parties regarding a potential transaction involving the Company. The Board discussed whether it would be helpful to publicly announce that the Company was considering strategic alternatives to determine if any other parties were interested in entering into a transaction involving the Company to maximize value for stockholders, however, the Board determined it was not appropriate to do so at this time given possible negative impacts (in particular to customer and employee relationships).
On October 30, 2025, Party C informed the Company that it had declined to proceed with a further evaluation of the Company due to political headwinds and customer concentration risks.
On November 4, 2025, a financial advisor to Party E (unnamed at the time) contacted representatives of Tidal Partners on behalf of Party E to discuss a potential transaction involving the Company without specifics.
On November 6, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, Company senior management and representatives of Tidal Partners provided an overview of the status of discussions held by Company senior management and/or Tidal Partners, at the direction of the Board and Company senior management, with several parties regarding a potential transaction involving the Company, including Party A, Party D and the financial advisor to Party E. The Board was aware of the ongoing discussions by Company senior management with these parties.

On November 10, 2025, representatives of each of Tidal Partners and Party A had a call to review the status of Party A’s evaluation of the Company. At the direction of Company senior management, Tidal Partners previewed the Company’s upcoming earnings announcement and inquired about the status of Party A making an improved proposal.
On November 12, 2025, the Company announced its third quarter earnings and lowered its fiscal year 2025 guidance. Based on the midpoint of guidance, revenue guidance was reduced by 7% from $112.0 million to $104.0 million, and EBITDA guidance was reduced by 36%, from approximately $24 million to approximately $15 million. The Company cited delays in Puerto Rico’s renewal and CrimeTracer bookings, execution issues in Brazil, and turnover in sales leadership. The Company also announced fiscal year 2026 guidance with a midpoint of $115 million in revenue and 19% EBITDA margin, implying approximately $22 million in EBITDA. The stock closed at $7.24 per share on November 13, 2025, representing a 14% 1-day downward reaction, compared to the closing price of $8.43 per share on November 12, 2025.
Following the announcement of the Company’s earnings, Party A indicated to representatives of Tidal Partners that it remained interested in a transaction involving the Company but any price at which it would be prepared to enter into a transaction would be less than its most recent proposal based on the Company’s recent financial performance.
On November 14, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of Cooley. At the meeting, Company senior management provided an update on the stockholder reaction to the Company’s third quarter earnings announcement and the status of discussions between the Company and each of Party A and Party D, including that each party was expected to make a proposal.
On November 17, 2025, Mr. Clark contacted Party A and indicated that, following discussion with the Board a few days before, the Company had determined to devote its attention primarily to improved business execution for the fourth quarter and was less focused on entering into a transaction involving the Company at this time.
On November 20, 2025, an executive from Party D informed Mr. Clark that Party D was not interested in acquiring the Company but was interested in acquiring just the Company’s CrimeTracer business and would be submitting a proposal for this transaction shortly.
On November 24, 2025, Party D sent to Mr. Clark a non-binding indication of interest to acquire the Company’s CrimeTracer business for $23 million in cash (the “November 24 Party D Proposal”). The November 24 Party D Proposal was subject to numerous conditions, including completion of due diligence, negotiation of definitive agreements providing for the transaction, retention of certain key employees and other corporate approvals. Party D requested in the November 24 Party D Proposal that it would be given a 60-day period of exclusivity during which the Company would negotiate exclusively with Party D regarding the potential transaction.
On November 25, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of Cooley. At the meeting, Company senior management provided an overview of the November 24 Party D Proposal and the history and financial performance of the Company’s CrimeTracer business. The Board discussed the proposal, possible methods by which to review and consider the proposal and possible responses to the proposal. Following discussion, the Board determined to reject the November 24 Party D Proposal because it significantly undervalued the Company’s CrimeTracer business (which it had acquired in 2022 for approximately $19 million) and ceased discussions with Party D regarding the potential transaction.
Later that day, Mr. Clark communicated the response to the November 24 Party D Proposal to Party D.
On November 26, 2025, an executive from Party D informed Mr. Clark by email that Party D was prepared to increase their proposed purchase price for the Company’s CrimeTracer business to $34 million (the “November 26 Party D Proposal”).
On December 1, 2025, the financial advisor to Party E (since identified by name to Tidal Partners) contacted representatives of Tidal Partners on behalf of Party E to arrange for a meeting between Party E and the Company for the middle of December.
On December 2, 2025, Party A sent to the Board a non-binding indication of interest to acquire the Company for between $12.26 and $13.16 per share in cash (the “December 2 Party A Proposal”), which represented a

105% to 120% premium to the closing price of $5.98 per share on December 1, 2025, the last trading day prior to the proposal. The December 2 Party A Proposal was based on the Company’s financial model discussed with the Board on October 13 (provided to Party A on October 17, 2025). The December 2 Party A Proposal was subject to substantially the same terms and conditions as the September 15 Party A Proposal and a similar request for a period of exclusivity.
On December 3, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, Mr. Clark provided an overview of the outreach from several parties regarding a potential transaction involving the Company, including the November 26 Party D Proposal, the December 2 Party A Proposal and the request for a meeting on behalf of Party E. The representatives from Tidal Partners provided an overview of recent trading activity in the shares of the Company’s common stock and presented financial information regarding the Company (including pro forma information giving effect to a potential sale of the Company’s CrimeTracer business). Company senior management presented to the Board updated draft standalone management forecasts reflecting Company senior management’s best estimates for the future financial performance of the Company and explained the assumptions upon which they were based. The forecasts were updated based on changing market climates for public safety products based on customer feedback and other sources, as well as other updates. The Board provided direction to Company senior management regarding the draft forecasts. Company senior management also presented financial information for the Company’s CrimeTracer business and financial and operational impacts of the potential sale of the business. The Board discussed the proposals, possible methods by which to review and consider the proposals, possible responses to the proposals and various other strategic alternatives that may be available to the Company. Following discussion, the Board determined that Company senior management should continue to update the draft standalone management forecasts and inform Party A that the Board was reviewing the December 2 Party A Proposal. The Board did not take any action regarding the November 26 Party D Proposal, which was not adequately compelling at the time as a business sale to merit significant management attention being diverted away from its focus on business performance.
On December 11, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, Company senior management presented to the Board updated draft standalone management forecasts reflecting Company senior management’s best estimates for the future financial performance of the Company and explained the assumptions upon which they were based. The Board discussed the proposals and outreach discussed at the December 3 meeting, possible methods by which to review and consider the proposals, possible responses to the proposals and various other strategic alternatives that may be available to the Company. Following discussion, the Board determined that Company senior management should continue to update the draft standalone management forecasts based on the Company’s current performance, continue discussions with Party A but not yet deliver a response to its most recent proposal, agree to schedule an introductory meeting with Party E to learn about its potential transaction and pause discussions with Party D regarding the sale of the Company’s CrimeTracer business.
On December 16, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board further evaluated the most recent proposals presented to it and strategic alternatives available to the Company. Representatives of Cooley made a presentation on the fiduciary duties of the directors applicable in connection with the consideration of a potential transaction involving the Company and other guidelines to be followed by the Board in connection with the consideration of a potential transaction. Representatives of Tidal Partners provided an overview of recent financial performance of the Company, a summary of the most recent proposals received by the Company and discussions held by or on behalf of the Company regarding potential transactions and alternative courses of action available to the Company, including remaining an independent company, undertaking a further process to consider a potential transaction involving the Company or further engaging with Party A regarding its proposal, among other options. Following discussion, the Board determined not to take any action at the meeting and to further discuss these matters at its next meeting.
On December 18, 2025, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board continued its evaluation of the most recent proposals presented to it and strategic alternatives available to the Company from the December 16 meeting. Company senior management presented to the Board updated draft standalone management forecasts reflecting Company senior management’s best estimates for the future financial performance of the Company and explained the assumptions upon which they were based. Representatives of Tidal Partners made a presentation of preliminary financial information regarding the Company based on then current financial information. The Board discussed the ability to complete a transaction that would maximize value for the Company’s stockholders in light of the current financial performance and need for stockholder approval of the transaction. Following discussion, the Board determined to provide the updated forecasts to Party A, communicate to Party A a willingness to have further discussions about a potential transaction if the price per share was equal to at least $16.00 per share, encourage Party E to schedule its proposed meeting with the Company promptly so that its interest in a transaction could be gauged, grant no party exclusivity, and continue to take no action with Party D regarding the sale of the Company’s CrimeTracer business. In addition, in light of the frequency of meetings relating to various strategic alternatives, the Board determined that Deborah A. Grant and Ruby Sharma would form a Transaction Committee (the “Transaction Committee”) for convenience (and not because of any actual or perceived conflicts of interest), in order to assist the Board by working with the various advisors and constituencies of the Company in connection with the consideration of strategic alternatives for the Company and assisting the Company in reviewing, considering, evaluating, investigating, pursuing and negotiating any such strategic alternatives, which was subsequently confirmed by unanimous written consent on December 20, 2025.
On December 19, 2025, Mr. Clark met with an executive of Party E regarding each company, and Mr. Clark made a management presentation regarding the Company on the basis of publicly available information. He informed the executive of Party E that Party E should make a proposal promptly if it intended to do so. On December 20, 2025, Party E was provided with a draft confidentiality agreement and Company senior management and representatives of Tidal Partners followed up with Party E and its financial advisor. However, Party E did not further engage with the Company or Tidal Partners or provide any reasons therefor.
During late December 2025 and early January 2026, Company senior management and Tidal Partners continued to provide due diligence information to Party A and have management calls with Party A. In particular, on January 2, 2026, they provided Party A with the updated management forecasts presented at the December 18 meeting.
On January 13, 2026, Party A sent to the Board a non-binding indication of interest to acquire the Company for $12.30 per share in cash (the “January 13 Party A Proposal”), which represented a 36% premium to the closing price of $9.07 per share on January 12, 2026, the last trading day prior to the proposal. The January 13 Party A Proposal was based on the Company’s financial model provided to Party A on January 2. The January 13 Party A Proposal was subject to substantially the same terms and conditions as the December 2 Party A Proposal and included a request for a period of exclusivity for several weeks.
On January 15, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board continued its evaluation of the most recent proposals presented to it and strategic alternatives available to the Company from the December 16 meeting. Representatives of Tidal Partners made a presentation on the status of discussions involving parties potentially interested in a transaction involving the Company. In particular, the Board discussed a range of possible responses to the January 13 Party A Proposal, including various alternative counterproposals and price structures (such as including proposals that would include significantly more value but on a contingent value basis), and possible responses from Party A. The Board also discussed and sought advice on the highest price they thought Party A would be willing to pay to acquire the Company to maximize value for stockholders. Following discussion, the Board determined to respond to Party A with a counterproposal that the Board would be supportive of continued negotiation of a potential transaction at a price of $14.00 per share in cash, all payable at the closing.
Later that day, consistent with the discussion at the earlier meeting of the Board, representatives of Tidal Partners communicated this counterproposal to Party A.
On January 19, 2026, Party A sent to the Board a non-binding indication of interest to acquire the Company for up to $14.25 per share, with $12.50 per share payable in cash at the closing and a contingent value right (“CVR”) that would pay $0.50 per share upon the Company recording certain minimum amounts of revenue in the two years following the closing (“Milestone 1”) and $1.25 per share if Milestone 1 was met and certain minimum revenues from a specified customer are recorded within six months following the closing (the “January 19 Party A Proposal”), which represented (i) a 61% premium based on the $12.50 per share cash consideration and (ii) up to an

83% premium including the maximum potential CVR payment amount, to the closing price of $7.77 per share on January 16, 2026, the last trading day prior to the proposal. The January 19 Party A Proposal was subject to substantially the same terms and conditions as the January 13 Party A Proposal and included a request for a period of exclusivity for three weeks.
On January 19, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board discussed the January 19 Party A Proposal, a range of possible responses to the proposal, and possible responses from Party A. In particular, the Board continued to discuss whether it was preferable to the Company’s stockholders to have a transaction with a higher fixed price (i.e., cash only) or a lower fixed price coupled with contingent payments through a CVR (i.e., cash plus CVR), with the potential for a higher overall price. Following discussion, the Board determined to respond to Party A with a counterproposal that the Board would be supportive of continued negotiation of a potential transaction at a price of $13.00 per share in cash, all payable at the closing.
Later that day, representatives of Tidal Partners communicated this counterproposal to Party A. Thereafter and for the following several days, Company senior management and representatives of Tidal Partners continued to discuss the potential transaction with Party A and provide due diligence information to Party A.
On January 26, 2026, Party A informed a representative of Tidal Partners verbally that Party A would be prepared to modify its most recent non-binding indication of interest and would instead propose to acquire the Company for $12.60 per share payable in cash at the closing (the “January 26 Party A Proposal”), which represented a 70% premium to the closing price of $7.41 per share on January 23, 2026, the last trading day prior to the proposal. The January 26 Party A Proposal was expected to be made subject to substantially the same terms and conditions as the January 19 Party A Proposal, including with respect to Party A’s request for a three-week period of exclusivity.
On January 27, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board discussed the January 26 Party A Proposal, including Party A’s request for exclusivity, which to date the Board had rejected, and their sense of the importance of the request at this time in order to get Party A to spend the resources necessary to prepare and negotiate the definitive documentation providing for the transaction and secure its financing. The Board noted that it did not believe there were any other parties currently willing to pay more per share to acquire the Company than provided in the January 26 Party A Proposal. Following discussion, the Board determined to agree to continued negotiation of a potential transaction on the basis of the January 26 Party A Proposal and authorized the Company to enter into a customary exclusivity arrangement with Party A that would terminate no later than February 23, 2026, the expected date of release of the Company’s fourth quarter earnings.
Later that day, consistent with the discussion at the earlier meeting of the Board and at the direction of Company senior management, representatives of Tidal Partners communicated this response to Party A. Thereafter and for the following several days, Company senior management, representatives of each of Tidal Partners and Cooley continued to discuss the potential transaction with Party A and its legal counsel, negotiated the terms of a mutually acceptable exclusivity agreement and provided due diligence information to Party A. Also in late January, the Company provided updated financial information for the Company with preliminary results through the end of the calendar year, which showed reductions in EBITDA and increases in estimated capital expenditure requirements as compared to the management forecasts shared with Party A on January 2, 2026.
On February 3, 2026, members of Company senior management had dinner with Party A during a leadership offsite, but no specific discussion regarding a transaction occurred.
On February 4, 2026, the Company and Party A entered into an exclusivity agreement pursuant to which the Company agreed that it would not negotiate any acquisition transaction with any party other than Party A until the end of the day on February 22, 2026.
On February 5, 2026, Party A’s legal counsel sent Cooley an initial draft merger agreement providing for the potential transaction. The initial draft merger agreement contemplated that the potential transaction would be completed pursuant to a merger with a stockholder vote. The initial draft merger agreement included traditional private equity financed leveraged buyout terms, which contemplated that Party A would secure debt and equity commitments prior to the execution of the merger agreement but that the Company would have limited recourse in the event Party A did not complete the transaction because its debt financing sources did not provide the debt financing, and instead Party A would pay an unspecified reverse termination fee to the Company in that case. The initial draft merger agreement also included a non-solicitation provision with a “fiduciary out” provision that would allow the Board to change its recommendation in favor of the transaction following receipt of an unsolicited Superior Proposal (as defined below) or following the occurrence of an intervening event and/or terminate the merger agreement to accept an unsolicited Superior Proposal, in each case subject to certain notice and match rights and the payment by the Company of an unspecified termination fee. The initial merger agreement also included representations and interim covenant restrictions applicable to the Company that were more typical of a private company transaction than a public company transaction.
On February 11, 2026, following discussion with Company senior management and select members of the Board, Cooley sent Party A’s legal counsel a revised draft merger agreement. The revised draft accepted the approach of having private equity financed leveraged buyout terms overall but provided for a reverse termination fee equal to 8% of the implied equity value of the transaction. The revised draft also accepted customary non-solicitation provision and a “fiduciary out” provision but revised them to be less restrictive on the Company and provided for a termination fee equal to 2.5% of the implied equity value of the transaction. The revised draft agreement also sought to significantly loosen the standards on representations and interim covenants applicable to the Company.
Following Cooley’s delivery of the revised draft merger agreement to Party A’s legal counsel, the legal counsels continued to negotiate the terms of the merger agreement and exchange draft agreements for the following several weeks. During the course of those negotiations, Party A’s legal counsel also required that the Company help to secure a support agreement from Lauder, its largest stockholder, prior to signing the merger agreement, pursuant to which Lauder would vote its shares in favor of the transaction.
On February 13, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board discussed the status of the potential transaction with Party A, including Party A’s ongoing due diligence review of the Company and discussions with debt financing sources. Representatives of Cooley reviewed with the Board the status of negotiation of the draft merger agreement with Party A’s counsel on behalf of Party A, noting the issues raised by the initial draft agreement, the initial comments made by Cooley, ongoing discussions and possible key terms that the Board may seek to negotiate further. The Board discussed Party A’s requirement of a support agreement from Lauder and determined to coordinate further when and how to make the request for the agreement. Representatives of Tidal Partners provided an overview of how the Company’s recent financial results compared to information previously provided to Party A and possible timeline for finalization of a definitive agreement, noting that Party A had raised questions whether the updated information may impact the quantum of debt financing Party A could secure for the transaction and impact its resulting expected return. Representatives of Tidal Partners also provided an update on Party A’s feedback that the possible signing of a definitive agreement may be delayed past the end of the exclusivity period as Party A continued to work with its debt financing sources and that Party A had requested an extension to its exclusivity period. The Board discussed that it did not believe Party A would in fact require exclusivity so did not take action to approve it.
Also on February 13, 2026, an executive from Veradace contacted Mr. Clark and noted that Veradace owned approximately 1.3 million shares of the Company, making Veradace the Company’s second largest stockholder, and wanted to interact with the Company in the future. Thereafter, for the next several weeks, the executive communicated about Veradace’s interests in the Company and its intent that the Company make changes to improve financial performance.
On February 17, 2026, representatives of Transom contacted the investor relations department of the Company and subsequently held an introductory call with the Company’s investor relations department to discuss an overview of the Company’s business and performance on the basis of publicly available information. Transom and the representatives of the Company did not discuss a particular transaction at this time.
On February 20, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board discussed the status of the potential transaction with Party A, including Party A’s ongoing due diligence review of the Company and discussions with debt financing sources. Representatives of Cooley reviewed the status of negotiation of the draft merger agreement with Party A’s counsel. The Board discussed Party A’s requirement of a support agreement from Lauder and determined to coordinate further when and how to make the request for the agreement. Representatives of Tidal Partners made a presentation on market environment and preliminary financial information regarding the Company.
On February 22, 2026, the exclusivity period with Party A expired and was not renewed.
On February 25, 2026, the Company and Lauder signed a short-term confidentiality agreement to permit the Company to discuss a possible support agreement with Lauder. In the following days, Mr. Clark met with Lauder to discuss a possible support agreement, and ultimately arranged for Lauder to meet with Party A.
On February 25 and 26, 2026, Party A informed representatives of Tidal Partners that it would need 10 days to two weeks more to finalize its debt financing for the transaction, would not be able to sign on the proposed timeline, and, in light of prior discussions regarding the updated information on the Company’s recent financial results, would not be able to maintain its most recently proposed price per share.
On February 28, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board discussed the status of the potential transaction with Party A, including Party A’s ongoing due diligence review of the Company and discussions with debt financing sources and its recent feedback on the timing for a transaction. The Board also discussed recent interactions between Company senior management and executives from each of Lauder and Veradace, the latter of which recently had further increased its holdings in the Company common stock and had asked to schedule a meeting to discuss the Company. The Board was kept apprised of these discussions.
On March 1, 2026, Party A sent to the Board a non-binding indication of interest to acquire the Company for up to $13.00 per share, with $10.00 per share payable in cash at the closing and a CVR that would pay $1.50 per share upon the Company meeting minimum revenue amounts for 2026 and/or $1.50 per share upon the Company meeting minimum revenue amounts for 2027 (the “March 1 Party A Proposal”), which represented a 37% premium based on the $10.00 per share cash consideration up to a 78% premium including the maximum potential CVR payment to the closing price of $7.30 per share on February 27, 2026, the last trading day prior to the proposal. The new proposal was proposed as a path forward to address the issues raised by Party A in the preceding weeks regarding the Company’s financial performance. Party A indicated that it needed approximately two more weeks to complete its work for the transaction, including raising the debt financing. The March 1 Party A Proposal was subject to substantially the same terms and conditions as the January 19 Party A Proposal, although Party A did not seek an extension to its then-expired exclusivity period.
Later on March 1, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board discussed the status of the potential transaction with Party A, including March 1 Party A Proposal, Party A’s ongoing discussions with debt financing sources and its recent feedback on the timing for a transaction. The Board also discussed recent interactions between Company senior management and executives from each of Lauder and Veradace. The Board discussed that they did not believe Party A was able to complete a transaction to acquire the Company at this time on terms that would be favorable to the Company’s stockholders based on the status of Party A’s proposed debt financing and that they believed management time and attention was better spent on seeking to improve the business operations. Following discussion, the Board determined to reject the March 1 Party A Proposal and not provide any counteroffer.
Following the meeting of the Board, at the direction of the Board, representatives of Tidal Partners communicated to Party A that the Board rejected the March 1 Party A Proposal and was unwilling to provide any counteroffer, including based on the belief of the Board that Party A was not able to complete a transaction to acquire the Company at this time on terms that would be in the best interests of the Company and its stockholders. Thereafter, in response to continuing inquiry by Party A, the Company facilitated limited due diligence by Party A regarding the Company and had occasional conversations regarding a potential transaction in case an offer that was in the best interests of the Company and its stockholders and capable of being consummated could be made, but no subsequent proposal was made by Party A. In addition, the Board and Company senior management continued its discussions with Veradace about the Company and various strategies to enhance stockholder value. Following initial discussion, the Company ultimately entered into a confidentiality agreement with Veradace to facilitate further discussion between the parties.

On March 3, 2026, the Company announced its fourth quarter earnings and lowered its fiscal year 2026 guidance for revenue and EBITDA. Based on the midpoint of guidance, revenue guidance was reduced by 4% from $115.0 million to $110.0 million, and EBITDA guidance was reduced by 14%, from approximately $22 million to approximately $19 million. The Company cited delays in CrimeTracer deployment and Puerto Rico recapture. The stock closed at $6.35 per share on March 4, 2026, representing a 19% 1-day downward reaction, compared to the closing price of $7.83 per share on March 3, 2026.
On March 4, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board reviewed the status of discussions between the Company and each of Party A, Veradace and Lauder and took steps to prepare for possible further engagement with each party as appropriate.
Also on March 4, executives from a private US-based public safety technology products company, which we refer to as “Party F”, visited the Company’s headquarters and spoke with Company senior management about the Company and its business.
Also in early March and April, following the Company’s fourth quarter earnings announcement and resulting market reaction, Company senior management and/or, at the direction of Company senior management, representatives of Tidal Partners communicated with several additional parties that had contacted the Company and/or representatives of Tidal Partners to discuss a potential transaction involving the Company (including Transom, which first discussed a potential transaction in early April). On March 11, 2026, Transom, Mr. Clark and Mr. Stewart met by videoconference to discuss an overview of the Company’s business and performance on the basis of publicly available information. Transom and the representatives of the Company did not discuss a particular transaction at this time. In addition, during this period, two private equity firms, which we refer to as “Party G” and “Party H,” held discussions with the Company. During this process in the Spring 2026 that continued for the following weeks, the Company entered into a confidentiality agreement for preliminary discussions with each of Transom (on April 28, 2026), Party F (on March 12, 2026), Party G (on April 16, 2026) and Party H (on April 27, 2026). After each party signed a confidentiality agreement with the Company, the Company provided to each of these parties access to a virtual data room including information about the Company, Company senior management made a management presentation regarding the Company and Company senior management (and in certain cases members of the Board) met with representatives of each party to discuss the Company and provide responses to due diligence questions related to the Company. This activity continued throughout the Spring. Representatives of Tidal Partners also spoke with Party E’s financial advisor further, although no conversations advanced beyond preliminary discussions nor did Party E provide a rationale for the termination of discussions.
On March 19, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board discussed the status of interactions between Company senior management and/or representatives of Tidal Partners and each of Party A and Party F, who was interested in a business combination with the Company, and each of Lauder and Veradace.
On April 1, 2026, Transom, Mr. Clark, and Mr. Stewart met at the Company’s headquarters to continue the discussion of the Company’s business and performance on the basis of publicly available information. Transom, Mr. Clark, and Mr. Stewart did not discuss a potential transaction between Transom and the Company at this meeting.
On April 10, 2026, Transom sent to the Company a non-binding indication of interest to acquire the Company for between $10.00 and $11.00 per share in cash (the “April 10 Transom Proposal”), which represented a 49% to 64% premium to the closing price of $6.71 per share on April 9, 2026, the last trading day prior to the proposal. The April 10 Transom Proposal was based solely on publicly available information. The April 10 Transom Proposal was subject to numerous conditions, including completion of due diligence and negotiation of definitive agreements providing for the transaction.
On April 21, 2026, Party H indicated to representatives of Tidal Partners that, after it initially indicated on a call on April 6, 2026 that it had wanted to review the Company only on the basis of publicly available information, it was interested in learning more about the Company on the basis of non-public information and would be willing to sign a standstill. On the call, Party H verbally indicated that it was considering a non-binding indication of interest to acquire the Company for approximately $9.00 per share in cash (the “April 21 Party H Proposal”), which represented a 29% premium to the closing price of $6.97 per share on April 20, 2026, the last trading day prior to the proposal. Thereafter, Party H entered into a confidentiality agreement with the Company as noted above, received access to the virtual data room and had continued conversations with representatives of Tidal Partners.
On April 22, 2026, Party G informed the Company that it had declined to proceed with a further evaluation of the Company, citing general perceptions of risks to the business.
In late April 2026, Party F requested consent to contact additional sources of financing for its potential transaction involving the Company. Following deliberation, the Company consented to additional financing sources.
On April 28, 2026, Transom entered into a confidentiality agreement with the Company, and subsequently received access to the virtual data room and had continued conversations with representatives of Tidal Partners.
On April 28, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Tidal Partners made a presentation about the status of interactions between Company senior management and/or representatives of Tidal Partners and each of Party A, Transom, Party F, Party G and Party H, including the April 10 Transom Proposal and the status of each party’s due diligence review of the Company, and the Company’s recent financial performance. They noted that no other proposal had been made yet but believed, based on their discussions with these parties, that several of the parties were interested in making a proposal. Following discussion, the Board determined to permit these interactions to continue.
On May 1, 2026, Party H informed the Company that it had declined to proceed with a further evaluation of the Company, citing general perceptions of risks to the business. Party H indicated that any offer it would be prepared to make would be at a price below the price included in the April 21 Party H Proposal and that it did not believe it would be able to present a price at a transaction that would make sense to the Company.
On May 4, 2026, Party F sent to Mr. Clark a non-binding indication of interest to acquire the Company for between $10.25 and $13.00 per share in cash (the “May 4 Party F Proposal”), which represented a 47% to 86% premium to the closing price of $6.99 per share on May 1, 2026, the last trading day prior to the proposal. The May 4 Party F Proposal was subject to numerous conditions, including completion of due diligence, negotiation of definitive agreements providing for the transaction, further confirmation of the Company’s technology, retention of key employees and the absence of any pending or threatened litigation regarding the Company. Party F indicated in the May 4 Party F Proposal that it expected to need to raise between $150 million and $200 million to fund the acquisition and provide working capital for the combined company following the closing and would be seeking to raise the financing. Party F also requested a 60-day period of exclusivity during which the Company would negotiate exclusively with Party F regarding the potential transaction.
On May 5, 2026, the Transaction Committee held a meeting by videoconference amongst its members, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Transaction Committee members discussed the status of interactions between Company senior management and/or representatives of Tidal Partners and each of Party A, Transom, Party F, Party G and Party H, including the April 10 Transom Proposal, the May 4 Party F Proposal and the status of each party’s due diligence review of the Company. Following discussion, in advance of a meeting of the Board next week, the Transaction Committee members directed Tidal Partners to (1) contact Party A and inform it that it should provide an updated proposal to the Board soon if Party A intended to do so, (2) contact Transom and inquire when they expected to be able to provide an updated proposal and (3) contact Party F and ask it to provide an updated proposal with a narrowed price range to the Board soon and inform Party F that the Company could not agree to an exclusive negotiation period with Party F without consideration of a proposal with a more narrow price range. The Transaction Committee members, which had met infrequently formally and informally among its members over the prior several months, also determined to meet on a more regular basis should discussions with potentially interested parties accelerate. The Transaction Committee members also directed Company senior management to not discuss the potential for a transaction with any of its stockholders, including Veradace or Lauder.
Later that day, at the direction of the Transaction Committee, representatives of Tidal Partners communicated the Transaction Committee’s approved messages to each party. Thereafter, due diligence activities continued in advance of the upcoming meeting of the Board.
On May 6, 2026, at the direction of the Transaction Committee, representatives of Tidal Partners held an initial call with a software company (which we refer to as “Party I”). Party I had reached out to Tidal Partners the day prior expressing an interest in entering into a transaction involving the Company. Representatives of Tidal Partners encouraged Party I to further evaluate a potential transaction on the basis of publicly available information and to provide guidance to Tidal Partners of the terms on which Party I would be interested. On the following day, Party I called representatives of Tidal Partners and informed Tidal Partners verbally that Party I would not be willing to enter into a transaction to acquire the Company at a price at or above $10.00 per share and would need to do further work to refine the terms of any transaction.
Also on May 6, Mr. Clark had dinner with an executive from Transom to discuss the Company and Transom’s interest in a potential transaction involving the Company. Mr. Clark indicated that the Board would consider any proposal in due course.
On May 11, 2026, Transom sent to the Company a non-binding indication of interest to acquire the Company for $10.50 per share in cash (the “May 11 Transom Proposal”), which represented a 50% premium to the closing price of $7.00 per share on May 8, 2026, the last trading day prior to the proposal. The May 11 Transom Proposal was subject to numerous conditions, including completion of due diligence and negotiation of definitive agreements providing for the transaction. Transom noted in the May 11 Transom Proposal that it expected to arrange third-party debt financing for the transaction but that it would provide a full equity backstop for the potential transaction. Transom indicated in the May 11 Transom Proposal that it would expect to discuss employee and compensation matters in further detail and with the permission of the Board at a later stage; however, other than discussion in early September 2026 initiated by the Board regarding proposed enhancements to the severance benefits and other financial incentives that the Board thought necessary and appropriate to appropriately incentivize Company management during the pendency of the potential transaction, at no point did Transom discuss employee and compensation matters with the Company and did not request the Board’s permission to do so.
On May 12, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Tidal Partners made a presentation about the status of interactions between Company senior management and/or representatives of Tidal Partners and each of Party A, Transom, Party F, Party G, Party H and Party I, including the May 4 Party F Proposal and the May 11 Transom Proposal and the status of each party’s due diligence review of the Company. They noted that, based on the interactions, it appeared that only Transom and Party F continued to be interested in making a proposal to acquire the Company. They noted that both Transom and Party F had indicated that they would expect to get exclusivity in the near term to undertake further work on the potential transaction. Following discussion, the Board determined not to take any action regarding either the May 4 Party F Proposal or the May 11 Transom Proposal and instructed Company senior management and representatives of Tidal Partners to continue to provide due diligence information to Transom and Party F to make their proposals more certain.
Following the meeting and for the balance of May and early June, Company senior management and representatives of Tidal Partners continued to discuss the potential transaction with Transom and Party F.
On May 14, 2026, the Company announced its first quarter earnings and reaffirmed its full year guidance for revenue and EBITDA.
On May 30, 2026, Party F requested consent to contact additional sources of financing for its potential transaction involving the Company. Following deliberation, the Company consented to additional financing sources.
On June 2, 2026, Party F’s financial advisor informed representatives of Tidal Partners verbally that Party F would be prepared to modify its most recent non-binding indication of interest and would instead propose to acquire the Company for $11.00 per share payable in cash at the closing (the “June 2 Party F Proposal”), which represented a 40% premium to the closing price of $7.86 per share on June 1, 2026, the last trading day prior to the proposal. The June 2 Party F Proposal was subject to numerous conditions, including completion of due diligence, negotiation of definitive agreements providing for the transaction, further confirmation of the Company’s technology, retention of key employees and the absence of any pending or threatened litigation regarding the Company. Party F’s financial advisor indicated that Party F would need to undertake a synergy review as well and wanted to bring on an additional strategic partner to be involved in the potential transaction in some form. Party F’s financial advisor reviewed Party F’s prior requirements for financing the potential transaction and the work to be done to secure the financing. Party F’s financial advisor requested that Party F be given a 60-day period of exclusivity during which the Company would negotiate exclusively with Party F regarding the potential transaction and indicated that Party F was not prepared to negotiate further or incur additional transaction expenses without this exclusivity period.

Also on June 2, Mr. Clark met at Transom’s headquarters and thereafter had dinner with an executive from Transom to discuss the Company and Transom’s interest in a potential transaction involving the Company.
Later on June 2, Transom sent to the Company a non-binding indication of interest to acquire the Company for $10.50 per share in cash (the “June 2 Transom Proposal”), which represented a 34% premium to the closing price of $7.86 per share on June 1, 2026, the last trading day prior to the proposal. The June 2 Transom Proposal was subject to substantially the same terms and conditions as the May 11 Transom Proposal; however, Transom also requested that it would be given a 30-day period of exclusivity during which the Company would negotiate exclusively with Transom regarding the potential transaction.
Also on June 2, representatives of Tidal Partners contacted Party A and again informed Party A that it should provide an updated proposal to the Board soon if Party A intended to do so.
On June 3, 2026, the Transaction Committee held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Transaction Committee members discussed the status of interactions between Company senior management and/or representatives of Tidal Partners and each of Party A, Transom and Party F. In particular, they discussed the terms of the June 2 Party F Proposal and the June 2 Transom Proposal, means by which the Company could improve the terms of each proposal, each party’s request for exclusivity, means by which the Board could best to understand any other terms or conditions of the potential transactions, whether any other parties were reasonably likely to be willing to pay more per share than the current proposals, the likelihood of completion of either of the potential transactions and various strategies (including possible use of the Company’s leverage regarding the requests for exclusivity) to get the best price and terms reasonably available for the Company’s stockholders. Following discussion, the Transaction Committee instructed Cooley to prepare a form merger agreement providing for a proposed transaction to be provided to Transom and Party F on June 5, 2026 and request any feedback on the form merger agreement by June 9, 2026, prior to the next scheduled meeting of the Board at which the Transaction Committee intended to provide an update and make a recommendation. Representatives of Cooley provided the Transaction Committee with an overview of the terms of the latest draft merger agreement as negotiated with Party A, means by which that agreement could be meaningfully improved for the benefit of the Company and still maintain an expedited process for preparation of the agreement and terms that could be included in the form merger agreement for feedback from the committee, and the Transaction Committee provided guidance on these terms. In addition, the Transaction Committee directed Tidal Partners to continue discussions with Transom and Party F on improving the terms of their respective proposals based on feedback provided and explained in greater detail below and request improved proposals from each party by June 9.
Later that day, representatives of Tidal Partners contacted each of Transom and Party F and explained the proposed process. In addition, based on feedback provided by the Transaction Committee and at its direction, representatives of Tidal Partners provided instructions to Party F that it needed to reduce the length of its exclusivity to 30 days and provide additional detail on its proposed financing arrangements, the significance and role of its additional strategic partner and the impact of both topics on its proposal. In addition, based on feedback provided by the Transaction Committee and at its direction, representatives of Tidal Partners provided guidance to Transom that it should improve the price of its proposal to no less than $11.00 per share if it intended to be competitive with other proposals. Thereafter, at the direction of the Transaction Committee, representatives of Tidal Partners maintained dialogue with each of Transom and Party F and their respective advisors about this process. Party F’s financial advisors and senior management expressed reservations about providing any form of feedback on the form merger agreement.
On June 5, 2026, at the direction of the Transaction Committee, Tidal Partners made available to each of Transom and Party F the form merger agreement prepared by Cooley per the instructions from the Transaction Committee. The form merger agreement contemplated that the potential transaction would be completed pursuant to a merger with a stockholder vote, although the recipients were offered the alternative of using a tender offer structure if it would shorten the period from the signing of the merger agreement until the closing. The form merger agreement contemplated that the transaction would be fully financed and not subject to a financing contingency or limitations of liability for any failure of the transaction to close due to financing but provided for a reverse termination fee payable by the acquiror in certain circumstances equal to 10% of the implied equity value of the transaction. The form merger agreement included a customary non-solicitation provision with a “fiduciary out”

provision, a termination fee payable by the Company in certain limited circumstances equal to 2.75% of the implied equity value of the transaction and other terms and conditions customary for a transaction of this kind. In particular, several of the terms were significantly improved for the benefit of the Company from the most recent version of the latest draft merger agreement as negotiated with Party A.
On June 8, 2026, Party D contacted Mr. Clark and indicated on a preliminary basis that it was again interested in acquiring the Company’s CrimeTracer business for approximately $30 million in cash, although Party D was not in a position to provide a letter of intent at that time. Thereafter, Mr. Clark continued to discuss with representatives of Party D the prospects for this potential transaction.
On June 8, 2026, in response to the June 2 outreach from representatives of Tidal Partners to Party A, Party A declined to provide an updated proposal.
On June 9, 2026, Transom sent to representatives of Tidal Partners a non-binding indication of interest to acquire the Company for $11.00 per share in cash (the “June 9 Transom Proposal”), which represented a 43% premium to the closing price of $7.70 per share on June 8, 2026, the last trading day prior to the proposal. Consistent with the instructions provided by Tidal Partners, Transom provided a memorandum prepared by Kirkland & Ellis LLP, counsel to Transom (“Kirkland”), providing a summary of the most significant changes to the form merger agreement that Transom would require. In particular, Transom proposed in the memorandum that the potential transaction would be completed pursuant to a tender offer structure, increased the termination fee payable by the Company to 3.7% of the implied equity value of the transaction, provided private equity financed leveraged buyout terms overall but with a full equity backstop, including a cap on monetary damages payable by Transom at 8% of the implied equity value of the transaction (which would be a cap on further liability of the acquiror if specific performance to close the transaction was not granted), indicated that support agreements from Lauder, Veradace and the Company’s executive officers would be required and otherwise proposed relatively minor other comments to the form merger agreement. Transom also requested in the June 9 Transom Proposal a 30-day period of exclusivity as a basis on which Transom would proceed to finalize the terms of the agreement promptly and provided a draft exclusivity agreement. The June 9 Transom Proposal was otherwise subject to substantially the same terms and conditions as the June 2 Transom Proposal.
On June 10, 2026, a Party F executive provided a cursory email reiterating the price per share of the June 2 Party F Proposal (the “June 10 Party F Proposal”), which represented a 43% premium to the closing price of $7.70 per share on June 8, 2026, the last trading day prior to the proposal. Without any specificity, the email provided a general update on the status of its internal and external financing efforts and preference to have the additional strategic partner involved. The email also provided comments on the amount of the termination fee, but Party F declined to provide further comments on the form merger agreement and said it needed more time to review the merger agreement for further changes it would require. The June 10 Party F Proposal was expected to be subject to substantially the same terms and conditions as the June 2 Party F Proposal, including with respect to Party F’s request for a 60-day period of exclusivity.
Later on June 10, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Transaction Committee, Company senior management, Tidal Partners and Cooley provided an update on recent interactions between Company senior management and/or representatives of Tidal Partners and each of Party A, Transom, Party F and Party D. In particular, they discussed the terms of the June 9 Transom Proposal and the June 10 Party F Proposal (including the specificity of Transom’s response to the form merger agreement and requests for improvement of its proposal and the uncertainty regarding Party F’s proposed terms in light of the nature of its response), Party F’s greater need for external financing and external partnerships with a strategic partner, whether either party would improve the terms of its proposal, each party’s request for exclusivity, whether any other parties were reasonably likely to be willing to pay more per share than the current proposals, the likelihood of completion of either of the potential transactions and various alternative strategies to get the best price and terms reasonably available for the Company’s stockholders. The Board discussed the recent expressions of interest by Party D in acquiring the Company’s CrimeTracer business and the expectation that Transom may be receptive to permitting the Company to explore that transaction further and Transom may be prepared to pay an increased price if the transaction were possible. Following discussion, the Board concluded that the June 9 Transom Proposal was more favorable to the Company and its stockholders than the June 10 Party F Proposal, including on the terms provided and likelihood to complete the potential transaction, and that neither party was likely prepared to increase its proposal at this time or proceed with further negotiations without exclusivity. The Board and representatives of each of Tidal Partners and Cooley discussed a range of alternatives, including granting exclusivity to Transom or having the Company continue as an independent company. Following discussion, the Board determined to agree to continued negotiation of a potential transaction on the basis of the June 9 Transom Proposal and authorized the Company to enter into a customary exclusivity arrangement with Transom for up to 30 days of exclusivity, so long as such arrangement permitted the Company to continue discussions with respect to its CrimeTracer business unit. The Board also authorized Company senior management to engage in further conversations with Party D regarding the Company’s CrimeTracer business but, given the preliminary nature of the indication of interest, not if doing so would interfere with the potential transaction with Transom.
Later that day, at the direction of the Board, representatives of Tidal Partners informed Transom of the outcome of the Board meeting and indicated that the Board authorized signing an exclusivity agreement that would expressly permit separate exploration of a sale of the Company’s CrimeTracer business and would expect Transom would increase the price per share of its offer if the Company were able to sell the Company’s CrimeTracer business for $30 million prior to the closing. Transom agreed to consider this further but only in connection with more certainty on the terms of a sale of the Company’s CrimeTracer business.
On June 11, 2026, the Company and Transom entered into an exclusivity agreement pursuant to which the Company agreed that it would not negotiate any acquisition transaction (excluding any sale only of the Company’s CrimeTracer business) with any party other than Transom until the end of the day on July 10, 2026. The Company and its advisors terminated access to the virtual data room and any discussions regarding a potential transaction with any other potential counterparty. Thereafter and through until the execution of the Merger Agreement, Company senior management and the Company’s advisors provided due diligence information, held meetings and responded to further requests for information related to the Company from Transom and its advisors.
On June 18, 2026, Kirkland sent Cooley a revised draft merger agreement reflecting the proposed changes to the form merger agreement previewed in the memorandum accompanying the June 9 Transom Proposal. Kirkland also provided a draft form of support agreement and thereafter provided several other ancillary agreements for the proposed transaction, including drafts of the Equity Commitment Letter and the Limited Guarantee.
Following Kirkland’s delivery of the revised draft merger agreement to Cooley and culminating in the execution of the Merger Agreement on September 28, 2026, Cooley and Kirkland continued to negotiate the terms of the merger agreement and ancillary agreements and exchanged several drafts of the documentation providing for the transaction, including the Merger Agreement, Equity Commitment Letter, Limited Guarantee, disclosure schedules and other ancillary agreements, and held a number of discussions relating thereto. During the course of those negotiations, the parties negotiated several items, in particular the time requirements around the tender offer, the treatment of the Company’s outstanding awards in the transaction, the size of the termination fee and circumstances upon which it could become payable, whether Transom would be required to pay a reverse termination fee in certain circumstances or whether that amount would be a guaranteed amount of future damages awards, the size of that reverse termination fee or guaranteed damages cap, the scope of actions that the Company would be permitted to take between the signing of the merger agreement and the closing, whether the Company’s executive officers would be required to sign support agreements and whether any support agreements would automatically terminate upon a change of recommendation by the Board.
On June 29, 2026, Transom met with Company management at Cooley’s Seattle office to discuss the Company’s historical performance, sales pipeline, and go-forward business strategy. Transom and Company management did not discuss any terms or conditions of the proposed transaction.
On June 30, 2026, Party D sent to Mr. Clark a non-binding indication of interest to acquire the Company’s CrimeTracer business for $30 million in cash (the “June 30 Party D Proposal”). The June 30 Party D Proposal was subject to substantially the same terms and conditions as the November 24 Party D Proposal and included a request for a 45-day period of exclusivity with respect to such business unit sale.
On July 2, 2026, the Transaction Committee held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Tidal Partners provided an update regarding the status of Transom’s due diligence and proposed timing for finalizing a proposed transaction. Representatives of Cooley provided an update on the status of the negotiation of the definitive transaction agreements providing for the transaction and open issues and received guidance from the Transaction Committee. Mr. Clark provided an update on the June 30 Party D Proposal, including the terms and Party D’s request for a 45-day exclusivity period. The Transaction Committee and the advisors discussed whether the proposed transaction with Party D would create additional value for the Company or its stockholders, including whether Transom would be able to increase the price per share in its most recent proposal if the proposed transaction with Party D were to be completed and various alternative means by which they could do so (including increasing the price per share or agreeing to make contingent payments in that case). The Transaction Committee noted it would be important to get updated financial information on the impact of a sale of the Company’s CrimeTracer business. Following discussion, the Transaction Committee directed Mr. Clark and Tidal Partners to respond to Party D that it was prepared to engage in further discussions of the proposed transaction but that Party D’s proposed provisions for exclusivity would have to be revised to apply solely with respect to the Company’s CrimeTracer business so as to not interfere with a transaction for the sale of the Company. The Transaction Committee also directed Tidal Partners to discuss the proposed sale of the Company’s CrimeTracer business with Transom and indicate that the Company expected that Transom would be able to increase the price in its most recent proposal by $1.00 per share (to a total of $12.00 per share) based on the proposed transaction involving the Company’s CrimeTracer business.
Later that day, Mr. Clark and representatives of Tidal Partners contacted each of Transom and Party D and provided updates approved by the Board. In response to the call to Transom, on July 2, 2026, Transom responded to representatives of Tidal Partners that Transom was prepared to consider increases to the purchase price for the sale of the Company’s CrimeTracer business but only if there was more certainty to the transaction than a non-binding indication of interest and only if the increased payments were conditional on the Company successfully completing the sale and Transom could further understand the financial impacts to the Company of such a sale.
On July 6, 2026, Party D sent to Mr. Clark a non-binding indication of interest to acquire the Company’s CrimeTracer business for $30 million in cash (the “July 6 Party D Proposal”). The July 6 Party D Proposal included updated provisions for exclusivity that applied solely with respect to the Company’s CrimeTracer business and would not interfere with the potential transaction with Transom or conflict with the exclusivity agreement with Transom.
On July 6, 2026, the Transaction Committee held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Tidal Partners provided an update regarding the status of Transom’s due diligence, proposed timing for finalizing a proposed transaction and its recent conversations about the Company’s proposal that Transom increase the price of its proposal by $1.00 per share (to a total of $12.00 per share) based on the potential sale of the Company’s CrimeTracer business. Mr. Clark provided an update on his recent conversations with Party D regarding its proposed transaction and the terms of its proposed exclusivity and financial analysis being undertaken by the Company to further understand the financial impacts to the Company of a sale of the Company’s CrimeTracer business. Representatives of Cooley provided an update on the status of the negotiation of the definitive transaction agreements providing for the transaction and open issues and received guidance from the Transaction Committee. The Transaction Committee also discussed with the advisors whether it was prudent to update the Company’s standalone management forecasts prior to any final consideration of a proposed transaction by the Board and determined it would be appropriate and necessary to do so given the passage of time, including to take into account the Company’s recent performance, and updates to the Company’s guidance since the forecasts were last reviewed by the Board.
Later on July 6, the Company and Party D entered into the exclusivity provisions in the July 6 Party D Proposal pursuant to which the Company agreed that it would not negotiate any acquisition transaction regarding the Company’s CrimeTracer business with any party other than Party D until the end of the day on August 20, 2026. Thereafter and for the next several weeks, Company senior management and the Company’s advisors provided due diligence information, held meetings and responded to further requests for information related to the Company’s CrimeTracer business from Party D and its advisors.
On July 7, 2026, an executive from Party I contacted representatives of Tidal Partners in a general way to touch base, which Tidal Partners believed to be an inquiry about a potential transaction involving the Company. Pursuant to the exclusivity agreement with Transom, Tidal Partners did not respond to the outreach from Party I.
On July 9, 2026, Transom informed representatives of Tidal Partners that Transom would need at least one to two more weeks before it would be able to enter into a definitive agreement providing for the transaction. In particular, Transom noted it needed to better understand recently provided financial information, including preliminary second quarter results and guidance, and in particular customer retention rates. Transom said it expected to be able to provide additional guidance on its proposal (including an updated price after consideration of the potential sale of the Company’s CrimeTracer business) around July 14, 2026. Transom requested that the Company extend its exclusivity period by one week through July 17, 2026. Transom further explained work it was doing to get additional comfort regarding customer retention rates and that it would need to have calls with some of the Company’s largest customers to discuss their expectation for future business with the Company at the appropriate time.
On July 10, 2026, the Transaction Committee held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Tidal Partners provided an update regarding the status of Transom’s due diligence, proposed timing for providing updated proposed transaction terms and finalizing a proposed transaction. The Transaction Committee also discussed Transom’s request for an extension to its exclusivity period and whether it was reasonably likely that any party (including Party I) would make a proposal to acquire the Company on terms more favorable than Transom. The Transaction Committee also discussed potential sequencing for a possible definitive agreement, including the proper time to approach the Company’s large stockholders about support agreements. Following discussion, the Transaction Committee authorized the Company to enter into an amendment to the exclusivity agreement with Transom to extend the period of exclusivity for 7 days of exclusivity.
Later that day, the Company and Transom amended their exclusivity agreement for the exclusivity period to extend until the end of the day on July 17, 2026.
On July 13, 2026, the Board held a meeting by videoconference amongst its members, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Tidal Partners provided an update regarding the status of discussions with Transom, including its due diligence, topics upon which Transom was focused based on the recent financial information, the most recent proposal made to Transom to increase the price of its proposal by $1.00 per share (to a total of $12.00 per share) based on the potential sale of the Company’s CrimeTracer business, Transom’s proposed timing for providing additional guidance on its proposal for the time for and price of a transaction and the recent extension of the exclusivity period. Representatives of Cooley provided an update on the status of the negotiation of the definitive transaction agreements providing for the transaction and open issues. Mr. Clark provided an update on his recent conversations with Party D regarding the June 30 Party D Proposal and the status of discussions with Party D regarding its due diligence, including the exclusivity agreement entered into with Party D. Representatives of Cooley provided an update on potential sequencing for a possible definitive agreement, including the proper time to approach the Company’s large stockholders about support agreements, authorize Transom’s customer calls and implement a communications plan for announcing the transaction. Company senior management presented to the Board updated draft standalone management forecasts reflecting Company senior management’s best estimates for the future financial performance of the Company and explained the assumptions upon which they were based. The forecasts were updated given the passage of time and updates to the Company’s guidance (based in part on the Company’s recent financial performance) since the forecasts were last reviewed by the Board, but otherwise did not include significant other revisions. Following discussion, the Board approved the use of the updated standalone management forecasts as a basis of analysis of the potential transaction by Tidal Partners.
On July 14, 2026, Mr. Clark spoke with Transom regarding the expected timing for providing additional guidance on its proposal. Transom said it expected to provide guidance shortly and understood that the Company needed greater clarity soon.
On July 15, 2026, Transom spoke with representatives of Tidal Partners and communicated that Transom would not be able to enter a transaction to acquire the Company for $12.00 per share as most recently requested by the Company. Transom noted that, while a successful sale of the Company’s CrimeTracer business would add additional value, the Company’s customer renewal rate and pipeline were less favorable than originally thought, and impacted Transom’s view of valuation for the Company and accordingly the price at which it was willing to enter into a transaction.
On July 16, 2026, Deborah A. Grant, Chair of the Board, Mr. Clark and representatives of Tidal Partners held a videoconference with executives from Transom to discuss the potential transaction, recent concerns raised by Transom regarding customer renewals and pipeline and provide a direct line of communication between Transom and Ms. Grant to discuss the Board’s perspectives regarding a transaction. Following this call, Ms. Grant spoke with

Transom from time to time thereafter. On the videoconference, Transom reiterated its interest in the potential transaction and its plan for customer calls. Ms. Grant reiterated the Board’s willingness to continue to pursue the potential transaction but that a decision would need to be reached in the near term and the price of Transom’s proposal would be important to the Board.
Later on July 16, Transom requested that the Company extend its exclusivity period by two weeks through July 31, 2026.
On July 22, 2026, the Board held a meeting in New York City, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Board discussed with Company senior management recent financial performance, including the Company’s customer renewal rates and pipeline. The Board and the advisors also discussed the status of discussions with Transom, including its due diligence, the recent request for an extension of the exclusivity period and ongoing work being done. Representatives of Cooley made a presentation to the Board regarding possible factors that the Board could consider in connection with evaluation of a potential transaction like the acquisition of the Company by Transom, including risk and uncertainties related to the Company remaining independent company, the Company’s long-term prospects, the market for the Company’s products, macroeconomic and political factors, the price of the proposal, the likelihood that the proposal will create value for the Company’s stockholders, whether any other party was reasonably likely to pay more than the current proposal and the terms of the relevant agreement. Following discussion, the Board determined to continue to pursue the potential transaction with Transom and allow it to continue to conduct its work although it did not believe Transom in fact would require exclusivity to do so.
In late July and early August, Transom continued its due diligence review of the Company and analysis of the Company’s future financial performance.
On August 13, 2026, a Party D executive informed Mr. Clark that Party D was ceasing further work on the potential acquisition of the Company’s CrimeTracer business as a result of its perception of uncertainty as to the process for completing the transaction as a foreign buyer.
On August 13, 2026, the Company announced its second quarter earnings and lowered its fiscal year 2026 guidance for revenue and EBITDA. Based on the midpoint of guidance, revenue guidance was reduced by 10% from $110.0 million to $99.5 million, and EBITDA guidance was reduced by 55%, from approximately $19 million to approximately $8 million. The Company cited delays in professional services and Puerto Rico recapture, slow SafePointe revenue recognition, and reduced federal funding to municipalities. The stock closed at $6.20 per share on August 14, 2026, representing a 25% 1-day downward reaction, compared to the closing price of $8.27 per share on August 13, 2026.
On August 17, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, Ms. Grant gave a report from the Transaction Committee on recent conversations among members of the Transaction Committee, Company senior management and Tidal Partners with Transom. Mr. Clark provided an update on stockholder reaction to the Company’s second quarter earnings announcement and Party D terminating its pursuit of an acquisition of the Company’s CrimeTracer business. He and Ms. Grant also noted that Transom had recently stated that it remained interested in completing the proposed transaction and had taken significant steps to do so but appeared to be slowing its efforts to acquire the Company, in particular with the termination of discussions regarding the sale of the Company’s CrimeTracer business and in light of the Company’s previously expressed expectations for price. The Board also discussed Mr. Clark’s recent conversations with some of the Company’s large stockholders, including Lauder and Veradace, and whether they would be supportive of the Company entering into a transaction. Following discussion, the Board determined to continue to explore whether Transom would make an updated proposal and whether any other party (including Party A) intended to do so.
On August 20, 2026, Transom sent to representatives of Tidal Partners a non-binding indication of interest to acquire the Company for up to $11.00 per share, with $8.00 per share payable in cash at the closing and a CVR that would pay up to $3.00 per share based on the amount of revenue the Company recorded in 2027 up to $130 million as long as the Company reported minimum revenue of at least $105 million (the “August 20 Transom Proposal”), which represented a 30% premium based on the $8.00 per share cash consideration up to a 79% premium including the maximum potential CVR payment to the closing price of $6.14 per share on August 19, 2026, the last trading day prior to the proposal. Transom communicated to representatives of Tidal Partners that Transom lowered the upfront cash consideration of its offer and introduced the CVR to bridge a valuation gap based on negative diligence findings to date and that Transom would not be willing to pay the full value of the offer in cash. Transom indicated in the August 20 Transom Proposal that, based on the substantial progress made to date, it expected to finalize funds-certain debt financing within five business days, prior to signing definitive documentation for the transaction. Transom also requested in the August 20 Transom Proposal a 7-day period of exclusivity as a basis on which Transom would proceed to finalize the terms of the agreement promptly and provided a draft exclusivity agreement. The August 20 Transom Proposal was otherwise subject to substantially the same terms and conditions as the June 9 Transom Proposal.
On August 21, 2026, the Transaction Committee held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, the Transaction Committee discussed the August 20 Transom Proposal and alternatives for how to respond. They also discussed potential sequencing for a possible definitive agreement, including the proper time to approach the Company’s large stockholders about support agreements and authorize Transom’s customer calls. Following discussion, the Transaction Committee determined to discuss these items at the next scheduled meeting of the Board.
On August 23, 2026, Kirkland sent Cooley an initial draft CVR agreement reflecting the terms of the proposed CVR in the August 20 Transom Proposal.
On August 23, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, Ms. Grant gave a report from the Transaction Committee on recent events, including the August 20 Transom Proposal and committee deliberations about it. Representatives of Tidal Partners made a presentation of preliminary financial information regarding the Company, recent financial performance of the Company, the August 20 Transom Proposal and Transom’s request for a new exclusivity period. Representatives of Cooley made a presentation about the risk and benefits of CVRs, common terms of CVRs, initial impressions of the draft CVR agreement provided and timelines upon which the Company could finalize a definitive agreement for a transaction and steps required to be taken by that time, including outreach to the Company’s large stockholders about support agreements and authorizing Transom’s customer calls. The Board also discussed recent and forecasted business performance of the Company, the likelihood that some or all of the milestones for the CVR payment would be reached, whether Transom was prepared to further improve the terms of its proposal and the market for the Company’s products, macroeconomic and political factors. Following discussion, the Board determined move forward with a CVR as part of the overall consideration and propose adjustments to Transom’s proposed CVR to make it more likely milestones for the CVR payment would be reached and authorized the Company to enter into the new exclusivity arrangement with Transom for up to 7 days of exclusivity.
Later that day, representatives of Tidal Partners informed Transom of the outcome of the Board meeting and proposed revisions to Transom’s proposed CVR to make it more likely milestones for the CVR payment would be reached.
On August 24, 2026, Transom sent to representatives of Tidal Partners a non-binding indication of interest to acquire the Company for up to $11.00 per share, with $8.00 per share payable in cash at the closing and a CVR that would pay up to $3.00 per share based on the amount of revenue the Company recorded in 2027 up to $123 million as long as the Company reported minimum revenue of at least $105 million (the “August 24 Transom Proposal”), which represented a 30% premium based on the $8.00 per share cash consideration up to a 78% premium including the maximum potential CVR payment to the closing price of $6.17 per share on August 21, 2026, the last trading day prior to the proposal. The changes to the CVR made it more likely milestones for the CVR payment would be reached. The August 24 Transom Proposal was otherwise subject to substantially the same terms and conditions as the August 20 Transom Proposal, including with respect to a request for a 7-day exclusivity period. Transom separately communicated to Tidal Partners that it believed that the August 24 Transom Proposal was Transom’s “best and final” offer.
On August 25, 2026, the Company and Lauder signed a short-term confidentiality agreement to permit the Company to begin to discuss Lauder’s receptivity to a potential transaction and a possible support agreement.
On August 26, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Tidal Partners made a presentation of preliminary financial information regarding the Company and the August 24 Transom Proposal and an overview of Transom’s continued request for a new exclusivity period and actions to be completed before the Company could finalize a definitive agreement for a transaction. The Board discussed recent and forecasted business performance of the Company and the likelihood that some or all of the milestones for the CVR payment would be reached, including the impact of certain revenue for calendar years not generally recorded until the following year. Company senior management presented to the Board updated draft standalone management forecasts reflecting Company senior management’s best estimates for the future financial performance of the Company and explained the assumptions upon which they were based. The forecasts were updated given the passage of time, and updates to the Company’s guidance, based in part on the Company’s recent financial performance, since the forecasts were last reviewed by the Board, but otherwise did not include significant other revisions. Following discussion, the Board approved the use of the updated standalone management forecasts as a basis of analysis of the potential transaction by Tidal Partners. The Board also determined to propose adjustments to Transom’s proposed CVR to make it more likely milestones for the CVR payment would be reached due to revenue being recognized in 2028 if possible and some of Transom’s requests for customer calls, which it thought were excessive or cumbersome. The Board also discussed whether to contact Party A to confirm it was not interested in making a proposal to acquire the Company. After discussion, the Board determined, based on the Company’s earlier negotiations with Party A and Party A’s inability to obtain requisite financing to consummate a transaction on terms that would be in the best interests of the Company and its stockholders, that it was unlikely Party A would be interested or able to make a proposal with respect to a transaction involving the Company, but authorized representatives of Tidal Partners to contact Party A. Further, the Board authorized the Company to enter into the new exclusivity arrangement with Transom for up to 7 days of exclusivity. Finally, the Board determined that it was the sense of the Board that it would be prepared to approve the proposed transaction with Transom and that as a result it believed it was appropriate to discuss the proposed transaction further with Lauder and Veradace and request a support agreement from them.
On August 27, 2026, the Company and Transom entered into an exclusivity agreement to grant Transom exclusivity until the end of the day on September 3, 2026.
On September 2, 2026, Kirkland sent Cooley a revised draft merger agreement reflecting the proposed changes to the terms to incorporate a CVR into the terms of the transaction and revised draft support agreement to be shared with the stockholders expected to enter into the agreement.
On September 3, 2026, Transom requested that the Company extend its exclusivity period by one week through September 10, 2026. The exclusivity was not extended, as the Board did not believe Transom in fact would require exclusivity to continue its work.
Also on September 3, 2026, Cooley sent Kirkland a revised draft of the CVR agreement reflecting the proposed adjustments to Transom’s proposed CVR to make it more likely milestones for the CVR payment would be reached due to certain revenue being recognized in early 2028.
Also during early September, at the direction of the Board (without Mr. Clark participating) and based on the Board view that it did not appear that there would be any material revisions to the financial terms of the proposed transaction, representatives of Tidal Partners initiated discussions with Transom about proposed enhancements to the severance benefits and other financial incentives that the Board thought necessary and appropriate to appropriately incentivize Company management during the pendency of the potential transaction and exchange various alternatives for such enhancements, which would ultimately be included in exceptions to certain employee-related interim operating covenants of the merger agreement.
On September 9, 2026, representatives of Tidal Partners again contacted Party A and inquired about the status of a proposed transaction involving the Company, following up on prior discussions with Party A to this effect. Representatives of Tidal Partners informed Party A that it should make a proposal immediately if it intended to do so, which Party A acknowledged and indicated that it would consider.
Also on September 9, 2026, the Transaction Committee held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Tidal Partners provided an overview of recent conversations with each of Transom and Party A. They also discussed the discussions between Lauder and Transom and expected feedback from Transom on if it would be prepared to allow Lauder or other stockholders of the Company to maintain equity interests in the Company following the closing of the transaction. Without Mr. Clark, the Transaction Committee also discussed the status of discussions with Transom on behalf of the Board of enhancements to the severance benefits and other financial incentives that the Board thought necessary and appropriate to appropriately incentivize Company management during the pendency of the potential transaction. Without Tidal Partners present, the Transaction

Committee also discussed finalization of the transaction fee amount that would become payable to Tidal Partners at the closing, which had amounts that were variable and were deemed best determined as a fixed fee amount, and determined to present the proposed final amount to the Board for approval.
On September 11, 2026, Party A contacted representatives of Tidal Partners and declined to make a proposal for a transaction involving the Company.
On September 13, 2026, the Transaction Committee held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Tidal Partners provided an overview of recent conversations with each of Transom and Party A. Representatives of Tidal Partners also discussed the discussions between Lauder and Transom and that Transom had informed representatives of Tidal Partners on a preliminary basis that Transom was willing to allow Lauder to maintain equity interests in the Company following the closing of the transaction but only if caps could be imposed on the total amount. The Transaction Committee and the advisors also discussed potential sequencing for a possible definitive agreement, including Transom’s pending request for Transom’s customer calls and Transom’s prior expectation to discuss continued employment following the closing of any possible transaction with certain executives of the Company, which to date the Board had not authorized, and Transom had not formally requested. Representatives of Cooley provided an overview of the status of the pending workstreams necessary to enter into a definitive transaction providing for a transaction and that it did not appear that there would be any material revisions to the financial terms of the proposed transaction. Following discussion, the Transaction Committee determined it was appropriate and necessary to authorize Transom to begin to make its customer calls and, once certain approvals were obtained pursuant to Delaware law, allow further discussions between Transom and Lauder about Lauder to maintain equity interests in the Company following the closing of the transaction. Without Mr. Clark participating, the Transaction Committee also authorized Transom to have discussions of continued employment following the closing of any possible transaction with certain executives of the Company (although no agreements could be reached on such matters) based on Transom’s initial request to do so; however, no such conversations ultimately occurred between Transom and either Mr. Clark or Mr. Stewart.
On September 18, 2026, Transom spoke with Ms. Grant and representatives of Tidal Partners, and Kirkland spoke with Cooley, to explain that Transom believed it was more favorable for all parties for the CVR milestones to be determined on the basis of revenues from the Company’s ShotSpotter and SafePointe businesses for 2027 rather than revenues for the entire Company for 2027. Transom proposed to adjust the revenue amounts for the milestone payments in the CVR to result in no expected change to the expected payments pursuant to the CVR payment, and without change to the cash payment at closing or other features of the CVR, and proposed to have the initial CVR milestone set at $75 million of revenues from the Company’s ShotSpotter and SafePointe businesses and the maximum milestone amounts at $87.5 million of revenue. Based on Company management’s forecast, the CVR payments would result in CVR milestone payments of $1.05 per share. In the following days and culminating on September 22, 2026, Transom and representatives of Tidal Partners, at the direction of the Transaction Committee, discussed the proposed milestone amounts to align with Company management’s forecast without change to the expected payments pursuant to the CVR payment, and Transom agreed that the CVR would have the initial CVR milestone set at $73.5 million of revenues from the Company’s ShotSpotter and SafePointe businesses and the maximum milestone amounts at $87 million of revenue.
On September 20, 2026, the Board passed resolutions exempting Transom, Lauder and Veradace from the limitations of Section 203 of the DGCL to the extent they would be deemed an “interested stockholder” from any further conversations. Following this approval, Transom and Lauder and their respective counsel negotiated the terms of Lauder’s support agreement directly.
On September 26, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, representatives of Cooley made a presentation on the fiduciary duties of the directors applicable in connection with the consideration of a potential transaction involving the Company. Without representatives of Tidal Partners present, the Board approved the transaction fee amount that would become payable to Tidal Partners at the closing. After representatives of Tidal Partners rejoined the meeting, Cooley made a presentation on the terms of the definitive agreements providing for the transaction. Representatives of Tidal Partners provided an update on the status of recent discussions with Transom regarding the proposed transaction, including changes to the proposed terms of the CVR, and updates on the status of discussions between Transom and Lauder, and reviewed with the Board Tidal Partners’ financial analysis with respect to the Offer Price and the Per Share Merger Consideration. The

Board discussed whether it was in the best interests of the Company’s stockholders to enter into the proposed transaction with Transom, including given the risks and uncertainties regarding the operation of the Company as an independent company and the terms and conditions of the proposed transaction with Transom. The Board also discussed whether there were increased probabilities of future sales to certain municipalities than previously thought that, while not quantifiable at this time, were not being valued by the proposed transaction. The Board agreed to continue to discuss these scenarios amongst its members. Separately, the Compensation Committee held a meeting by videoconference, with attendance from representatives of each of Tidal Partners and Cooley. At the meeting, the representatives of each of Tidal Partners and Cooley discussed the status of discussions with Transom on behalf of the Board with respect to enhancements to the severance benefits and other financial incentives that the Board thought necessary and appropriate to appropriately incentivize Company management during the pendency of the potential transaction.
Following further discussion amongst the members of the Board following the meeting, representatives of Tidal Partners contacted Transom and proposed that Transom improve the terms of the CVR to account more specifically for revenues from certain municipalities. On September 27, 2026, Transom informed representatives of Tidal Partners that they were not prepared to make any changes to any terms of the CVR Agreement and were not prepared to pursue the transaction further if the Board did not unanimously approve the transaction by the end of the following day.
Also on September 27, the parties finalized the terms of the applicable agreements and enhancements to the severance benefits and other financial incentives that the Board thought necessary and appropriate to appropriately incentivize Company management during the pendency of the potential transaction.
On September 28, 2026, Tidal Partners delivered its customary relationship disclosure letter to the Company, which was provided to the Board.
On the evening of September 28, 2026, the Board held a meeting by videoconference, with attendance from members of Company senior management and representatives of each of Tidal Partners and Cooley. At the meeting, before Mr. Clark or any members of Company senior management joined the meeting, the Compensation Committee reviewed and approved the proposed enhancements to the severance benefits and other financial incentives that the Board thought necessary and appropriate to appropriately incentivize Company management during the pendency of the potential transaction. At the meeting of the Board, Ms. Grant provided an update on recent developments regarding the proposed transaction with Transom and informed the Board that the terms of the transaction had been finalized for final consideration by the Board. Representatives of Tidal Partners reviewed with the Board Tidal Partners’ financial analysis of the Offer Price and the Per Share Merger Consideration and delivered its oral opinion, to be subsequently confirmed by delivery of its written opinion, to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, the Offer Price and the Per Share Merger Consideration to be received by the holders of the Company’s common stock (“Company Stockholders”) (other than excluded shares, as described in its opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such Company Stockholders. See the section entitled “—Opinion of Tidal Partners LLC” for further information on Tidal Partners’ opinion and financial analysis. The Board discussed whether it was in the best interests of the Company’s stockholders to enter into the proposed transaction with Transom, including given the risks and uncertainties regarding the operation of the Company as an independent company and the terms and conditions of the proposed transaction with Transom. Following discussion and review of the various presentations made, matters considered and discussion of the benefits and risks of the proposed transaction, the Board unanimously (i) determined that the Merger Agreement, the CVR Agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved the Merger Agreement, the CVR Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case upon the terms and subject to the conditions set forth in the Merger Agreement. See the section entitled “—Reasons for the Recommendation of the Board” for further information on the Board’s recommendation and reasons for the recommendation.
After the meeting, the Merger Agreement, Support Agreements, Equity Commitment Letter and Limited Guarantee were executed by the applicable parties.
On the morning of September 29, 2026, the Company and Transom issued a joint press release announcing the Merger.

Reasons for the Recommendation of the Board
In evaluating the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, and unanimously recommending that the holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, the Board consulted with the Company’s senior management and outside financial and legal advisors, and considered and analyzed a number of factors it viewed as supportive of its determinations and recommendations, including the following non-exhaustive list of material reasons (which are not presented in order of relative importance):
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Certainty of Value. The Board considered the fact that the upfront consideration is payable entirely in cash, which will provide the Company’s stockholders with immediate liquidity and certainty of value for their Shares while effectively eliminating both the near- and long-term risks of operating the Company on a standalone basis and the uncertainty of future trading prices of the Shares, and that, absent the Merger, the trading price of the Shares may not reach and sustain the level implied by the Offer Price in the near term, or at all. The Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties of continuing as a standalone company, including those items noted below.

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Upfront Value at Premium to Trading Reference Date. The Board considered the fact that the upfront cash consideration of $8.00 per Share represents a compelling premium to recent market prices for the Shares, including an approximately 46% premium to the closing price of the Shares of $5.47 on September 28, 2026, the last full trading day prior to the execution of the Merger Agreement (the “Trading Reference Date”).

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Opportunity to Realize Additional Value with CVR Consideration. The Board considered the fact that, in addition to the upfront cash consideration, the Company’s stockholders will receive one CVR per Share, which provides the Company’s stockholders an opportunity to realize additional value of up to an aggregate of $3.00 per CVR in cash upon achievement of specified Milestones set forth in the CVR Agreement within the time periods and subject to the conditions described therein, including the following related factors:

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the fact that the maximum potential aggregate offer price of $11.00 represents a compelling premium to recent market prices for the Shares, including an approximately 101% premium to the closing price of the Shares of $5.47 on the Trading Reference Date;

•	the probability of and timing for achieving the Milestones, including management’s views thereon;
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the fact that, based on management’s projections, the assumed payment under the CVR would be $1.05 per CVR for an aggregate assumed offer price of $9.05 per Share, which $9.05 per Share assumed offer price represents a compelling premium to recent market prices for the Shares, including an approximately 65% premium to the closing price of the Shares of $5.47 on the Trading Reference Date;

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the business reputation and capabilities of Transom, including Transom’s track record of successfully completing merger and acquisition transactions, which would suggest that Parent would be well managed during the period during which the occurrence of the Milestones would be measured; and

•	the fact that the CVR Agreement provides that Parent will use a contractually defined level of efforts to achieve the Minimum Milestone and any Additional Milestones.
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Available Alternatives; Results of Prior Dialogue with Several Parties; Best Alternative for Maximizing Stockholder Value. The Board considered the various alternatives available to the Company (including remaining a standalone company and other transaction alternatives) and concluded that the Offer and the Merger collectively represented the best alternative available to the Company and the Company’s stockholders. In particular, the Board considered the following:

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Results of Company Outreach and Regular Dialogue with Several Potential Counterparties. The Board considered the regular and extensive dialogue the Company had with multiple parties over the last few years, including the Company’s more recent engagement, with the assistance of Tidal Partners, with various parties, as further described in the section captioned “—Background of the Offer and Merger.” The Board noted that (i) the Company and/or its financial advisors had contacted or held discussions with at least 21 potential counterparties who were believed to be the most likely parties to pursue a potential transaction with the Company in 2022, (ii) the Company and/or Tidal Partners contacted or held discussions with at least nine potential counterparties who were believed to be the most likely parties to pursue a potential transaction with the Company in the year preceding the announcement of the Transactions, (iii) the Company had signed or previously entered into confidentiality agreements with seven potential transaction counterparties and had received offers of various forms from four potential transaction counterparties, (iv) except for Parent, Party A, Party F and Party H, the Company’s efforts to solicit interest from potential counterparties did not result in any proposals to purchase the Company or substantially all of its assets, and (v) in the Board’s view, the Company’s outreach efforts and discussions included all potential counterparties who would likely have had the interest and capability to pursue a transaction to acquire all of the outstanding Shares;
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Highest Offer Price Reasonably Attainable; Risk of Loss of Opportunity. The Board considered (i) the process of extensive negotiation with Parent regarding the terms of a transaction, (ii) that the Company made multiple requests to Parent for improvements to various proposals from Parent during the course of those negotiations, including in the context of changing market climate for the Company’s products and decreased financial performance, (iii) based on Parent’s statements and positions taken in connection with Parent’s previous proposals and these negotiations, the Board’s belief that it had obtained Parent’s best and final offer, (iv) the Board’s belief that there was substantial risk of Parent terminating discussions and the Offer Price not being available to the Company or its stockholders if the Company continued to pursue a higher price and (v) the Board’s belief that, based on the conversations and negotiations with Parent and historical discussions with other potential counterparties (as more fully described above in the section captioned “—Background of the Offer and Merger”), as of the date of the Merger Agreement, the Offer Price represented the highest transaction value reasonably obtainable by the Company under the circumstances and provided superior risk-adjusted value relative to the Company’s standalone prospects; and

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Potential Strategic Alternatives. The Board considered its belief that none of the potential strategic alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent company or pursuing a different strategic transaction, such as an asset sale of the CrimeTracer business) was reasonably likely to deliver superior risk-adjusted value compared to that of the Offer and the Merger, taking into account execution risks, the overall Company’s cost of capital and other business, competitive, financial, industry, legal, market and regulatory considerations.

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Opinion of Tidal Partners LLC. The Board considered the oral opinion of Tidal Partners rendered to the Board on September 28, 2026, which was subsequently confirmed by delivery of a written opinion dated September 28, 2026 that, as of the date of such opinion, and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price and the Per Share Merger Consideration to be received by the holders of the Company’s common stock (other than holders of Company Excluded Shares, Company Dissenting Shares, shares of the Company’s common stock held by Affiliates of the Company or Parent or any shares of the Company’s common stock that are contributed to, or exchanged for, equity or other interests in Parent or any of its Affiliates in lieu of receiving such consideration) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section captioned “—Opinion of Tidal Partners LLC”.

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Terms of the Merger Agreement. The Board reviewed and considered the terms and conditions of the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger. Those matters included:

•
Nature of the Negotiations; Terms of the Merger Agreement. The Board considered the fact that the Merger Agreement was negotiated in the context of a competitive process and at arm’s length between the Company and Parent, at the direction of the Board and with the assistance of independent financial and legal advisors. The Board considered that, in its view, the material terms of the Merger Agreement, taken as a whole, were no less favorable to the Company than those found in comparable acquisition transactions.

•
High Degree of Certainty of Closing and Speed of Consummation of the Offer and the Merger. The Board considered the reasonable likelihood of the consummation of the Offer and the Merger in a timely manner in light of:

•	the conditions to the consummation of the Merger set forth in the Merger Agreement being specific and limited;
•
the business reputation of Parent and the delivery by the Equity Investor of the Equity Commitment Letter, pursuant to which the Equity Investor has committed, on the terms and subject to the conditions set forth therein, to make an equity investment in Parent of up to approximately $121 million in cash to fund a portion of the amounts payable by Parent in connection with the Transactions;

•	the absence of any financing condition in the Merger Agreement;
•
the scope of what may constitute a “Material Adverse Effect” in the Merger Agreement and the exceptions thereto that were negotiated by the Company, as more fully described in Section 11 (The Merger Agreement; Other Agreements—Merger Agreement) of the Offer to Purchase;

•	the fact that no regulatory filings under antitrust or foreign direct investment laws are required in connection with the Merger;
•	the commitment made by each of Parent and the Company in the Merger Agreement to seek to implement the Transactions;
•	the fact that the Company is entitled to specific enforcement of Parent’s obligations under the Merger Agreement;
•
the delivery by the Equity Investor of the Limited Guarantee in favor of the Company in respect of certain obligations of Parent in connection with the Merger Agreement, subject to an aggregate cap of $14,250,000;

•	the fact that the outside date of March 28, 2027, is expected to allow for sufficient time to consummate the Transactions, including the Merger;
•
the provision in the Merger Agreement requiring Parent to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•
the structure of the Transactions as a tender offer for all outstanding Shares, with the expected result that a relatively short period will likely elapse before the Company’s stockholders accept the Offer and tender their Shares, followed by a prompt Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not properly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer;

•	Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Acquisition Proposal. The Board considered the following:
•
Ability to Respond to Certain Unsolicited Acquisition Proposals. The Board considered the provisions in the Merger Agreement that provide for the ability of the Board, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after September 28, 2026 until the earlier of the Effective Time and the termination of the Merger Agreement;

•
Ability to Change the Board Recommendation. The Board considered the provisions in the Merger Agreement that provide for the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior proposal or intervening event;

•
Ability to Terminate Merger Agreement to Accept a Superior Proposal. The Board considered the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, noting that, in that case, it would be required to pay or cause to be paid to Parent a Company Termination Fee of $4,500,000 in cash; and

•
Company Termination Fee. The Board’s assessment that the $4,500,000 Company Termination Fee which could become payable pursuant to the Merger Agreement was comparable to company termination fees in comparable transactions, was reasonable, and that the Company Termination Fee and the other provisions of the Merger Agreement regarding competing acquisition proposals would not be likely to deter a third party from making a competing acquisition proposal. The Board further considered the limited circumstances in which the Company Termination Fee would become payable and the likelihood that, in those circumstances, the Company would be pursuing a transaction more favorable to its stockholders than the Offer and the Merger.

•
Support Agreements. The Board considered that certain stockholders, collectively holding approximately 33% of the outstanding Shares as of September 24, 2026, entered into the Support Agreements, obligating each of them during the term of such agreements to, among other things, tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent, Merger Sub and Their Affiliates—Tender and Support Agreement” and “—Tender, Support and Reinvestment Agreement” and in Section 11 (The Merger Agreement; Other Agreements—Other Agreements—Tender and Support Agreement” and “—Tender, Support and Reinvestment Agreement”) of the Offer to Purchase, not to transfer any of the Shares that are subject to the Support Agreements;

•
Availability of Appraisal. The Board also took into consideration the availability of appraisal rights under Section 262 of the DGCL to the Company’s stockholders and beneficial owners who do not tender their Shares in the Offer and who comply with all of the required procedures under Delaware law, which provides those eligible stockholders and beneficial owners with an opportunity to have a Delaware court determine the fair value of their Shares, which may be more than, less than, or the same as the amount such stockholders and beneficial owners would have received under the Merger Agreement.

•
Risks Relating to Remaining a Standalone Company. The Board assessed the Company’s prospects for substantially increasing stockholder value as a standalone company in excess of the value implied by the aggregate Offer Price, given the risks and uncertainties in its business. The Board considered the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Board if the Company were to operate as a standalone company were:

○
the Company’s then-current business plan and the potential opportunities and risks to achieving the business plan, including, among other things: (1) the nature of the public safety software platform business and the business of providing public safety technology and community-safety focused solutions, on both historical and prospective bases; (2) the Company’s relationship with its customers and vendors and (3) the market conditions related to increased sensitivities to real or perceived government or third-party surveillance and the potential for negative media attention or procurement considerations related thereto. The Board considered the assumptions underlying the business plan, as well as the estimated projections of the Company’s financial prospects, all as reflected in the section captioned, “Unaudited Prospective Financial Information;”

○	changing market dynamics for the Company’s products, including pressures on the Company’s customers to reduce spending on public safety technology products;
○	the fact that the Company may not be able to successfully implement its business strategy;

○	the fact that the Company may not be able to achieve profitability at an amount consistent with its forecasts if the market opportunities for its products are smaller than Company estimates; and
○
the various additional risks and uncertainties of the type and nature as further described in the section captioned “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements”.

•	Risks Related to CVR Consideration; Opportunity to Realize Additional Value. The Board assessed the risks associated with CVR Consideration, including:
○
the fact that, although the CVR Agreement provides that Parent will use a contractually defined level of efforts to achieve the Milestones, none of the Milestones may be achieved within the Milestone Period as required by the CVR Agreement for the Company’s stockholders to receive any Milestone Payment Amounts;

○
the fact that in certain circumstances, the revenue measured for the purposes of determining CVR Milestone achievement may be reduced by an amount related to the known and material collection risk attributable to revenue recognized during the Milestone Period;

○
the fact that Parent is permitted in certain circumstances specified in the CVR Agreement to take into account various factors, including actual profitability, litigation risk, political factors in determining its level of effort; and

○	the potential difficulty for holders of CVRs to enforce the CVR Agreement following the Closing;
In the course of its deliberations, the Board also considered certain risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following non-exhaustive list of risks and factors (which are not presented in order of relative importance):
•
No Stockholder Participation in Future Growth or Earnings. The fact that following the closing of the Transactions, the Company would no longer exist as an independent, publicly traded company, and given the all-cash consideration, stockholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in value of the Company;

•
Upside to Standalone Strategy or other Available Alternatives. The risk that the Company’s standalone strategic plan or other available strategic alternatives could have upside that would generate value in excess of the aggregate transaction consideration;

•
Risks Associated with Failure to Complete the Offer and Consummate the Merger. The nature of the conditions to Parent’s obligation to consummate the Offer and the Merger; the risk that the Offer and the Merger are not consummated in a timely manner or at all; and the potential adverse results of the public announcement that the Merger Agreement has been terminated on the trading price of the Shares and the Company’s business and operations following such termination;

•
Interim Restrictions on Business Pending the Completion of the Offer and the Merger. The pendency of the Merger may cause the Company to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with the Company, as a result of certain restrictions on the conduct of the Company’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on the Company’s operating results in the event that the Transactions are not consummated in a timely manner or at all;

•
Employee Retention Risk. The risk related to the Company’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Offer and the Merger;

•
Operating Results. The risk that there may be an adverse impact on the Company’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•
Risk of Diverting Management Attention and Resources. The risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and the Merger, plus other costs that have been and that will be incurred in connection with entering into and completing the Transactions, all of which costs will be borne by the Company if the Transactions are not consummated;

•
Potential Differing Interests. The interest of the Company’s executive officers and directors and the fact that the Company’s executive officers and directors may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of the Company’s stockholders, as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates”;

•
No Solicitation and Company Termination Fee. The fact that the Merger Agreement restricts the Company’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding an acquisition proposal to acquire the Company, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, the Company will be required to pay or cause to be paid to Parent a Company Termination Fee of $4,500,000 in cash, which could discourage certain acquisition proposals for an acquisition of the Company or adversely affect the valuation that might be proposed by a third party;

•	Taxable Consideration. Gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and
•	Potential Litigation. The risk of litigation arising in respect of the Offer, the Merger or the other Transactions.
In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger with the potential benefits of the Transactions, the Board, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement, the CVR Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved the Merger Agreement, the CVR Agreement and the Transactions, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.
The foregoing discussion of the Board’s reasons for its recommendation that the Company’s stockholders tender their Shares to Merger Sub pursuant to the Offer is not intended to be exhaustive and includes only the material factors considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of the Company’s executive officers and directors as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates.”
Opinion of Tidal Partners LLC
On September 28, 2026, Tidal Partners rendered to the Board its oral opinion, subsequently confirmed by delivery of its written opinion dated September 28, 2026 to the effect that, as of September 28, 2026 and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Tidal Partners in preparing its opinion, the Offer Price and Per Share Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares (as defined below)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
For purposes of Tidal Partners’ opinion and throughout this section, “Excluded Shares” means, collectively, (i) Shares held by the Company or any of its wholly-owned Subsidiaries or Parent or any of its wholly-owned

Subsidiaries (including Merger Sub), (ii) Company Dissenting Shares (as defined in the Merger Agreement), (iii) Shares held by any Affiliate of the Company or Parent and (iv) any Shares that are contributed to, or exchanged for, equity or other interests in Parent or any of its Affiliates in lieu of receiving the Per Share Merger Consideration.
The full text of Tidal Partners’ written opinion, dated September 28, 2026, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Tidal Partners, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of Tidal Partners’ opinion set forth below is qualified in its entirety by reference to the full text of that opinion. Tidal Partners’ financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for the purposes of its consideration of the Transaction and Tidal Partners’ opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than holders of Excluded Shares) of the Offer Price and Per Share Merger Consideration to be received by such holders pursuant to the Merger Agreement. Tidal Partners’ opinion did not address any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction and does not constitute a recommendation as to whether any holder of Shares should tender such Shares in the Offer or otherwise act with respect to the Transaction or any other matter.
The full text of Tidal Partners’ written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Tidal Partners in preparing its opinion.
In connection with rendering its opinion, Tidal Partners, among other things:
•	reviewed a draft, dated September 25, 2026, of the Merger Agreement and a draft, dated September 25, 2026, of the CVR Agreement;
•	reviewed the Company’s annual reports on Form 10-K for the two fiscal years ended December 31, 2024 and 2025 and certain interim reports to stockholders and quarterly reports on Form 10-Q;
•
reviewed certain internal financial analyses and forecasts for the Company prepared by its management and approved for Tidal Partners’ use by the Company, which are referred to in this summary of Tidal Partners’ opinion as the “Forecasts”;

•
discussed the Company’s past and current operations, financial condition and future prospects, and the strategic rationale for and potential benefits of the Transaction, with the Company’s senior management;

•	reviewed the reported prices and trading activity for the Shares;
•	compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded;
•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
•	participated in certain discussions and negotiations among representatives of the Company; and
•	performed such other analyses, reviewed such other information and considered such other factors as Tidal Partners deemed appropriate.
Tidal Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or provided to, discussed with or reviewed by Tidal Partners and that formed a substantial basis for its opinion. With respect to the Forecasts, Tidal Partners assumed, with the Company’s consent, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the Company’s future financial performance. Tidal Partners also assumed, at the Company’s direction, that any payment of Milestone Payment Amounts under the CVRs would be made, if at all, at times and in amounts consistent with the Forecasts utilized by Tidal Partners in connection with its opinion and in accordance with the CVR Agreement. Tidal Partners analyzed the value of the Milestone Payment Amounts based on the net present value of those payments.
Tidal Partners did not make any independent valuation or appraisal of the assets or liabilities, including any contingent, derivative or other off-balance-sheet assets and liabilities, of the Company or any of its subsidiaries, and was not furnished with any such evaluation or appraisal performed by a third party. Tidal Partners was not asked to conduct, and did not conduct, a physical inspection of the Company’s properties or assets. Tidal Partners assumed that the Transaction would be consummated in accordance with the terms set forth in the Merger Agreement and the CVR Agreement without any waiver, modification, amendment or delay of any terms or conditions, and that the definitive agreements would not differ in any material respect from the respective drafts furnished to Tidal Partners. Tidal Partners also assumed that all governmental, regulatory or other approvals and consents necessary for consummation of the Transaction would be obtained without any adverse effect on the Company or Parent or on the expected benefits of the Transaction in any way meaningful to its analysis.
Tidal Partners’ opinion did not address any term or aspect of the Merger Agreement, the CVR Agreement or the Transaction other than the fairness, from a financial point of view, of the Offer Price and Per Share Merger Consideration to holders of Shares (other than holders of Excluded Shares), to the extent expressly addressed in its opinion. Tidal Partners did not express any view on any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including (i) the fairness of the Offer Price and the Per Share Merger Consideration to the Company; (ii) the fairness of the Transaction to holders of Shares contributed to, or exchanged for, equity or other interests in Parent or any of its Affiliates in lieu of receiving the Per Share Merger Consideration; (iii) the treatment of, or consideration payable in respect of, Company Stock Options, Company RSUs and Company PRSUs pursuant to Section 3.6 of the Merger Agreement or other securities exercisable or convertible into Shares; (iv) the structure or form of the Transaction or the form or terms of the CVR with respect to transferability, illiquidity or otherwise; or (v) the fairness of the Transaction to, any consideration to be received by, or the impact of the Transaction on, holders of any other class of securities, creditors or other constituencies of the Company or any other party.
Tidal Partners relied upon, without independent verification, the assessment of the Company and its advisors as to all legal, regulatory, accounting, insurance, tax and similar matters with respect to the Company, Parent, the Transaction or otherwise, and expressed no opinion on such matters. Tidal Partners also expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of the Company, or any class of such persons, relative to the Offer Price and the Per Share Merger Consideration to be received by holders of Shares (other than holders of Excluded Shares). Tidal Partners expressed no opinion as to the Company’s underlying business decision to proceed with or effect the Transaction or the relative merits of the Transaction compared with any strategic alternatives that might be available to the Company. Tidal Partners’ opinion was necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to Tidal Partners as of, September 28, 2026. Events occurring after that date may affect the opinion and the assumptions used in preparing it, and Tidal Partners does not assume any obligation to update, revise or reaffirm its opinion. The opinion did not address the potential effects of volatility in the credit, financial and stock markets on the Company, Parent or the Transaction, or the impact of the Transaction on the solvency or viability of the Company or Parent or their ability to pay their respective obligations when due.
Tidal Partners’ financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Tidal Partners’ opinion was approved by its opinion committee in accordance with its customary practice.
Summary of Financial Analyses
The following is a summary of the material financial analyses performed by Tidal Partners in connection with its opinion dated September 28, 2026. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Tidal Partners, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Tidal Partners. Tidal Partners may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Tidal Partners’ view of the actual value of the Company.
Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Tidal Partners. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Tidal Partners’ financial analyses and its opinion. In performing its analyses, Tidal Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Merger Sub or Tidal Partners or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.
Unless otherwise indicated, market information was as of September 28, 2026 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions. The Forecasts were based on the management plan provided in August 2026 following the Company’s second-quarter earnings results. See “—Certain Financial Projections.”
In deriving implied per Share values, Tidal Partners took into account the Company’s cash and cash equivalents of approximately $6.4 million and outstanding debt of approximately $4.0 million as of June 30, 2026. Fully diluted share counts were calculated using the treasury stock method based on the Company’s basic Shares, unvested restricted stock units and outstanding options as of September 25, 2026. At management’s direction, the analyses assumed no Shares attributable to performance stock units, excluding approximately 3.1 million potential Shares measured at 200% performance achievement. Unless otherwise indicated, implied per Share valuation ranges are rounded to the nearest $0.25.
Analysis of the Consideration
Tidal Partners conducted an analysis of the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement.
Such consideration is equal, on a per Share basis, to $8.00 in cash per Share plus one CVR, which could result in an additional cash payment of up to $3.00 per CVR based on fiscal year 2027 ShotSpotter and SafePointe revenue, as calculated under and subject to the terms and conditions of the CVR Agreement. See “—Contingent Value Rights Agreement.”
For analytical purposes, Tidal Partners used management’s projected fiscal year 2027 ShotSpotter and SafePointe revenue of approximately $77.4 million, which would result in a payment of $1.05 per CVR under the payment increments specified in the CVR Agreement. At management’s direction, Tidal Partners assumed that the $1.05 payment per CVR would be made at the time and in accordance with the terms set forth in the CVR Agreement, which would result in a total Offer Price and Per Share Merger Consideration of $9.05 per Share. Tidal Partners discounted that assumed $1.05 per CVR payment to a present value as of June 30, 2026 using a discount rate of approximately 16.5%, reflecting Tidal Partners’ estimate of the Company’s cost of equity based on the midpoint of a range of discount rates based on Tidal Partner’s analysis of the Company’s weighted average cost of capital. This analysis resulted in an illustrative net present value of approximately $0.77 per CVR and a total illustrative Offer Price and Per Share Merger Consideration of $8.77 per Share. Accordingly, solely for purposes of the financial analyses summarized below, the “Illustrative Consideration Value” means $8.77 per Share, consisting of the $8.00 Per Share Cash Amount plus the illustrative net present value of $0.77 per CVR. This illustrative value is based on achievement of the revenue projected in the Forecasts. It is not a guaranteed payment or an estimate of a trading price for the CVR. There can be no assurance that any milestone will be achieved, that any payment will be made under the CVR Agreement or that any payment will be made at the time assumed in the analysis. The undiscounted maximum potential consideration of $11.00 per Share is not the Illustrative Consideration Value.
Discounted Cash Flow Analysis
Using the Forecasts, Tidal Partners performed an illustrative discounted cash flow analysis on the Company to derive a range of illustrative present values per Share. Using discount rates ranging from 15.0% to 17.0%, reflecting its estimate of the Company’s weighted average cost of capital and taking into account the estimated cost of equity, after-tax cost of debt and capital structure, Tidal Partners discounted to present value, as of June 30, 2026, (i) estimates of the unlevered free cash flows of the Company over the period beginning on July 1, 2026 and ending on December 31, 2031, as reflected in the Forecasts, and (ii) a range of illustrative terminal values for the Company, calculated by applying perpetuity growth rates ranging from 2.0% to 4.0% to a normalized terminal-year estimate of unlevered free cash flow. Unlevered free cash flow reflected stock-based compensation as an expense, applicable taxes, depreciation and amortization, capital expenditures and changes in net working capital. The analysis assumed a 21% tax rate and took into account projected tax savings from the use of the Company’s net operating loss carryforwards, with an estimated present value of approximately $6.8 million to $7.4 million across the selected discount rates. The range of perpetuity growth rates was estimated by Tidal Partners utilizing its professional judgment and experience, taking into account the Forecasts.
Tidal Partners derived a range of illustrative equity values for the Company from the foregoing analysis, including the impact of projected tax savings from net operating loss carryforwards and adjustments for the Company’s cash and cash equivalents and outstanding debt as of June 30, 2026, as provided by and approved for Tidal Partners’ use by management of the Company. Tidal Partners then divided the range of illustrative equity values by the number of fully diluted outstanding Shares based on capitalization information as of September 25, 2026, using the treasury stock method and the assumptions described above, to derive a range of illustrative present values per Share ranging from $5.75 to $7.50. Tidal Partners compared this range with the $8.00 Per Share Cash Amount and the $8.77 Illustrative Consideration Value.
Selected Public Companies Analysis
Tidal Partners reviewed and analyzed certain financial information of the Company and compared it to corresponding financial information of certain U.S. publicly traded business-to-business software companies with a size, growth and margin profile that Tidal Partners, based on its experience and professional judgment, deemed relevant for purposes of its analysis (which companies are referred to as the “selected companies” in this summary of Tidal Partners’ opinion):
•	Sprinklr, Inc.
•	HealthStream, Inc.
•	Rapid7, Inc.
•	Sprout Social, Inc.
•	Rimini Street, Inc.
•	8x8, Inc.
•	Commerce.com, Inc.
•	Kaltura, Inc.
•	Expensify, Inc.
•	eGain Corporation
None of the selected companies is directly comparable to the Company and certain of these companies may have characteristics that are materially different from those of the Company. In evaluating the selected companies, Tidal Partners made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.
Using publicly available information obtained from SEC filings and FactSet Research as of September 28, 2026, Tidal Partners calculated, for each selected company, to the extent data were available, its implied enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue and Adjusted EBITDA (defined as estimated earnings before interest, taxes, depreciation and amortization, adjusted, as applicable, for non-recurring items and stock-based compensation, as deemed appropriate) for calendar years 2026 and 2027.

Tidal Partners observed the 25th percentile, median and 75th percentile revenue multiples were 0.8x, 1.0x and 1.1x, respectively, for each of CY2026 and CY2027. The corresponding Adjusted EBITDA multiples were 6.3x, 7.0x and 9.8x for CY2026 and 5.0x, 5.7x and 6.5x for CY2027. Based on the selected company information and its experience and professional judgment, Tidal Partners selected the following reference multiple ranges and applied them to the corresponding Company financial measures under the Forecasts. After taking into account the balance sheet and fully diluted share information described above, these analyses resulted in the following implied per Share equity value ranges:

Company financial measure	Approximate Company amount	Selected multiple range	Implied per Share value range
CY2026 revenue	$100 million	0.8x–1.1x	$5.75–$7.75
CY2027 revenue	$110 million	0.8x–1.1x	$6.25–$8.50
CY2026 Adjusted EBITDA	$8 million	6.5x–10.0x	$4.00–$6.00
CY2027 Adjusted EBITDA	$16 million	5.0x–6.5x	$5.75–$7.25

Tidal Partners compared these ranges with the $8.00 Per Share Cash Amount and the $8.77 Illustrative Consideration Value.
Selected Transactions Analysis
Tidal Partners reviewed and compared publicly available financial information for selected acquisitions of U.S. publicly traded business-to-business software companies with financial profiles it considered relevant to the Company (which transactions are referred to as the “selected transactions” in this summary of Tidal Partners’ opinion). The selected transactions reviewed by Tidal Partners were as follows:

Announcement	Target	Acquiror
December 2019	LogMeIn, Inc.	Francisco Partners Management, L.P. and Elliott Management Corporation
February 2025	SolarWinds Corporation	Turn/River Management, LP
October 2019	Cision Ltd.	Platinum Equity, LLC
October 2025	Jamf Holding Corp.	Francisco Partners Management, L.P.
May 2026	LiveRamp Holdings, Inc.	Publicis Groupe S.A.
August 2026	DoubleVerify Holdings, Inc.	Neptune BidCo US Inc. (Nielsen)
May 2025	E2open Parent Holdings, Inc.	WiseTech Global Limited
August 2025	Verint Systems Inc.	Thoma Bravo, L.P.
September 2023	NextGen Healthcare, Inc.	Thoma Bravo, L.P.
February 2024	Everbridge, Inc.	Thoma Bravo, L.P.
October 2024	Zuora, Inc.	Silver Lake Group, L.L.C. and GIC Private Limited
August 2025	MeridianLink, Inc.	Centerbridge Partners, L.P.
March 2023	Momentive Global Inc.	STG Partners, LLC
August 2023	Avid Technology, Inc.	STG Partners, LLC
April 2024	Model N, Inc.	Vista Equity Partners Management, LLC
September 2022	ChannelAdvisor Corporation	CommerceHub, Inc.
November 2022	Benefitfocus, Inc.	Voya Financial, Inc.
July 2026	Domo, Inc.	Progress Software Corporation
November 2024	Brightcove Inc.	Bending Spoons S.p.A.

For each of the selected transactions, Tidal Partners calculated and compared the ratio of the target company’s enterprise value implied by the acquisition price to its last-twelve-months (“LTM”) Adjusted EBITDA. The 25th percentile, median and 75th percentile transaction multiples were 11.2x, 12.5x and 16.1x, respectively. Taking into account these multiples and its experience and professional judgment, Tidal Partners selected a reference range of 11.0x to 16.0x and applied it to the Company’s LTM Adjusted EBITDA for the twelve months ended June 30, 2026 of approximately $6 million. After taking into account the balance sheet and fully diluted share information described above, this analysis resulted in an implied per Share equity value range of $4.50 to $6.50, which Tidal Partners compared with the $8.00 Per Share Cash Amount and the $8.77 Illustrative Consideration Value.

Although none of the target companies or businesses reviewed in the selected transactions analysis is directly comparable to the Company and none of the selected transactions is directly comparable to the Transaction, Tidal Partners selected these transactions because they involve companies or businesses that Tidal Partners, in its professional judgment and experience, considered generally relevant to the Company for purposes of its financial analyses. In evaluating the selected transactions, Tidal Partners made judgments and assumptions with regard to general business, economic and market conditions and other factors existing at the time of the selected transactions, and other matters, as well as differences in financial, business and operating characteristics and other factors relevant to the target companies or businesses in the selected transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the target companies or businesses in the selected transactions and the multiples derived from the selected transactions. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected transactions.
Other Reference Information
Tidal Partners noted for the Board the following information for reference and informational purposes:
52-Week Trading Range. Tidal Partners reviewed the historical closing trading prices of the Shares during the 52-week period ended September 28, 2026, which reflected a low closing price of $5.47 and a high closing price of $12.06 per share. The low occurred on September 28, 2026 and the high on September 30, 2025.
Analyst Price Targets. Tidal Partners reviewed stock price targets for the Shares in publicly available Wall Street equity research analyst reports as of September 28, 2026, which indicated low and high price targets for the shares ranging from $6.00 to $13.00 per share, with a median price target of $8.00.
Precedent Premiums Paid. Tidal Partners reviewed premiums to unaffected share prices in selected all-cash U.S. technology transactions with transaction values of $100 million to $500 million announced since 2015. The 25th percentile, median and 75th percentile premiums observed were approximately 16%, 30% and 42%, respectively. Based on this analysis and other considerations Tidal Partners deemed relevant in its experience and professional judgment, Tidal Partners used an illustrative reference range of approximately 15% to 40% applied to the Company’s September 28, 2026 closing price of $5.47, resulting in an implied per Share range, rounded to the nearest $0.25, of $6.25 to $7.75.
The factors described in this section were presented for reference and informational purposes only and were not utilized as standalone valuation methodologies underlying Tidal Partners’ fairness determination.
General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Tidal Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Tidal Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Tidal Partners’ financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or Company management with respect to the Offer Price and Per Share Merger Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Tidal Partners provided advice to the Company during these negotiations. Tidal Partners did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
Tidal Partners is a securities firm engaged directly and through affiliates and related persons in a number of investment banking and financial advisory activities. In the two years prior to September 28, 2026, except for its current engagement, Tidal Partners had not provided financial advisory services to the Company or Parent or their respective affiliates and had not received fees in connection with any such services. Tidal Partners may seek to provide financial advisory services to the Company and Parent and their respective affiliates in the future and would expect to receive fees for such services. Certain (i) affiliates of Tidal Partners, (ii) directors, officers, members and employees of Tidal Partners and its affiliates, or family members of such persons, and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade debt, equity and other securities or financial instruments, including derivatives, bank loans or other obligations, of, or investments in, the Company, Parent or any of their respective affiliates or any other party involved in the Transaction.
The Board selected Tidal Partners as its financial advisor in connection with the Transaction based on Tidal Partners’ reputation and experience in the software industry and its expertise and qualifications in transactions of this nature.
In connection with Tidal Partners’ services as financial advisor to the Board in connection with the Transaction, the Company has agreed to pay Tidal Partners an aggregate fee of $4.7 million, $2.0 million of which was payable upon the rendering of Tidal Partners’ opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Tidal Partners’ expenses arising, and to indemnify Tidal Partners against certain liabilities that may arise, out of Tidal Partners’ engagement.
Certain Financial Projections
The Company does not, as a matter of course, regularly prepare long-range projections or publicly disclose long-range forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and such projections themselves. However, in connection with the Board’s review of potential strategic alternatives (including the Merger), the Company’s management, at the direction of the Board, prepared unaudited financial projections of the Company’s financial performance for fiscal years 2026 through 2031 on a standalone basis (as summarized below), reflecting the best then-available estimates and judgments of the Company’s management on a risk-adjusted basis (the “Projections”). As summarized under the section above entitled “Background of the Offer and the Merger”, the Board approved the Projections and directed Tidal Partners to use and rely upon the Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses.
The Projections reflect estimates and assumptions made by the Company’s management with respect to, among other things: the revenue growth rate; various cost assumptions, including costs of goods sold, operating expenses and net other income expense; the impact of net operating losses; general business, economic, competitive, regulatory and other market and financial conditions; and other future events, all of which are difficult to predict and many of which are beyond the Company’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that may come to exist and could have an effect on the Company’s business and its results of operations. The Projections were developed solely using the information available to the Company’s management at the time that they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, among others: the effectiveness of the Company’s commercial execution; the decisions of actual and potential third-party partners and customers; the ability to raise capital; the effect of global economic conditions; increases in regulatory oversight; the nature of the public safety software platform business and the business of providing public safety technology and community-safety focused solutions; the market conditions related to increased sensitivities to real or perceived government or third-party surveillance; the potential for negative media attention or procurement considerations related thereto; and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2025, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect assumptions made by the Company’s management as to certain business decisions that are subject to change. Modeling and forecasting the future is a highly speculative endeavor.
None of the Company, Transom or any of their respective affiliates, advisors or other representatives (including Tidal Partners) makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of the Company relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of the Company, Transom or any of their respective affiliates, advisors or other representatives (including Tidal Partners) that the Projections or the information contained therein is material. The Projections were prepared prior to the execution of the Merger Agreement and do not take into account any events or circumstances after the date that they were prepared, including the announcement of the Offer and the Merger. Except as required by applicable law, neither the Company nor any of its affiliates, advisors or other representatives (including Tidal Partners) intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term).
The Projections should be evaluated in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Projections were developed by the Company’s management on a standalone basis without giving effect to the Transactions, including the Offer or the Merger, and therefore the Projections do not give effect to the Transactions or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions, including, among others, any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the proposed Transactions, including the Offer or the Merger, to be completed and should not be viewed as accurate or continuing in that context.
The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that the Company, Transom or any of their respective affiliates, advisors or other representatives (including Tidal Partners), or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Company’s management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections. The Projections may differ from published analyst estimates and forecasts.
The unlevered free cash flow and adjusted EBITDA amounts contained in the Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP, and were relied upon by the Board in connection with its consideration of potential strategic alternatives, including the Offer and the Merger. While the Company believes that such non-GAAP financial measures provide useful supplemental information in analyzing the Company’s financial results, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are typically required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.
The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Offer or the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board in connection with its evaluation of potential strategic alternatives, including the Offer or Merger, or provided to or relied on by Tidal Partners in connection with its financial analyses and the opinion that Tidal Partners rendered in connection with the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures.
In light of the foregoing factors and uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give the Company’s stockholders access to a summary of the Projections that were made available to the Board and Tidal Partners and are not included in this Schedule 14D-9 in order to influence any Company stockholder’s decision to tender shares pursuant to the Offer or for any other purpose.
The following table presents a summary of the Projections for the Company prepared by the Company’s management. As part of the Projections, the Company’s management assumed among others: (i) a reacceleration in revenue growth driven by modest ShotSpotter growth from new smaller U.S. cities and international segment and rapid adoption of new products, primarily SafePointe; (ii) impacts of declining crime rates, shifting political sentiment and pressure on local government budgets; (iii) a ShotSpotter revenue retention rate in excess of 95% and to recapture the majority of Puerto Rico in fiscal year 2027; (iv) certain changes to legislation requiring weapons detection systems; (v) improved operating leverage and expansion of Adjusted EBITDA margins over the projection period; and (vi) an 80% utilization of the Company’s U.S. Federal net operating loss carry forwards of approximately $57 million as of December 31, 2025. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Projections.

	Fiscal Year Ended December 31, (dollars in millions, risk-adjusted)
	2026E	2027E	2028E	2029E	2030E	2031E
Revenue	$100	$110(1)	$119	$130	$138	$142
(–) COGS	(50)	(49)	(49)	(50)	(50)	(50)
Gross Profit	$50	$62	$70	$80	$88	$92
(–) OpEx	(62)	(66)	(68)	(70)	(72)	(74)
Operating Income(2)	($11)	($4)	$2	$9	$16	$17
Adjusted EBITDA(3)	$8	$16	$23	$32	$39	$40
Unlevered Free Cash Flow(4)	($11)	$0	$5	$10	$15	$16

(1)
Includes $77.4 million of revenue attributable to ShotSpotter and SafePointe. For purposes of its financial analyses, and at management’s direction, Tidal Partners assumed achievement of this projected revenue, which would result in a payment of $1.05 per CVR under the CVR Agreement. See “—Opinion of Tidal Partners LLC—Analysis of the Consideration.”

(2)	Operating Income is calculated as revenue less (i) cost of goods sold, and less (ii) operating expenses, excluding one-time expenses such as restructuring.
(3)
Adjusted EBITDA is a non-GAAP financial measure calculated as net income (loss) before interest (income) expense, income taxes, depreciation, amortization and impairment, restructuring and related expense and stock-based compensation expense.

(4)
Unlevered Free Cash Flow is defined as Adjusted EBITDA, minus stock-based compensation (which was treated as a cash expense), taxes (but excluding the impact of the Company’s net operating losses), capital expenditures, and plus/minus changes in net working capital and certain other adjustments. For purposes of certain analyses, Tidal Partners utilized the projected Unlevered Free Cash Flow for the last two quarters of fiscal year 2026, which was approximately positive $4 million.

Intent to Tender
To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdrawn), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Date, as it may be extended from time to time (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Item 5.	Persons/Assets Retained, Employed, Compensated or Used
The Company has retained Tidal Partners LLC to act as its financial advisor in connection with the Transactions. The Company selected Tidal Partners based on, among other factors, its qualifications, professional reputation and industry expertise. Pursuant to its engagement by the Company, Tidal Partners is entitled to a customary fee of $4,700,000.00 from the Company, $2,000,000 of which was earned upon the Board requesting Tidal Partners deliver its opinion and $2,700,000 of which is contingent upon the closing of the transaction. In addition, the Company has agreed to indemnify Tidal Partners and certain related parties against certain liabilities, and to reimburse Tidal Partners for certain expenses, arising in connection with or as a result of its engagement. Additional information pertaining to the retention of Tidal Partners by the Company is disclosed in Item 4 under “—Opinion of Tidal Partners LLC” and is hereby incorporated by reference in this Item 5.
Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.
Item 6.	Interest in Securities of the Subject Company
Other than the equity grants in the ordinary course and the scheduled vesting of the Company’s options and restricted stock units, no transactions with respect to Shares have been effected by the Company or, to the

Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or its affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.
Item 7.	Purpose of the Transaction and Plans or Proposals
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:
•	a tender offer or other acquisition of the Company’s securities by the Company or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company;
•	any purchase, sale or transfer of a material amount of assets of the Company; or
•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.
Item 8.	Additional Information
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Golden Parachute Compensation
See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” above.
Vote Required to Approve the Merger
The Board has approved the Offer, the Merger, the Merger Agreement and the Transactions in accordance with the DGCL. If the Offer is consummated (as that term is defined under Section 251(h) of the DGCL, “Consummated,” “Consummate” or “Consummation”), the Company does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. In summary, Section 251(h) of the DGCL provides that following Consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the approval of the other stockholders of the target corporation. Accordingly, if the Offer is Consummated, the Company, Parent and Merger Sub intend to effect the closing without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan); or
•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Parent and Merger Sub is not, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Board has approved the Merger Agreement, the Support Agreements and the Transactions, including the Offer and the Merger.
Appraisal Rights
No appraisal rights are available to stockholders or beneficial owners of Shares in connection with the Offer. However, if the Offer is Consummated and the Merger is effected, the stockholders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares), (ii) follow the procedures set forth in Section 262 of the DGCL (“Section 262”) and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262, will be entitled to receive payment of the “fair value” of such Shares, together with interest, if any, as determined by the Delaware Court of Chancery.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B and is made available at the following URL, accessible without subscription or cost, and which is incorporated herein by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise noted herein and all references to a “person” are to any individual, corporation, partnership, unincorporated association or other entity. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners exercise their appraisal rights under Section 262.
The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders and beneficial owners of Shares should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Offer Price. Moreover, Parent and the Company may argue in an appraisal proceeding that, for the purposes of such proceeding, the “fair value” of such Shares is less than the Offer Price.
Under Section 262, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost.
THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.
Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:
•
the person must, within the later of the Consummation of the Offer and twenty days after the mailing of this Schedule 14D-9, deliver to the Company a written demand for appraisal of their Shares, which demand must reasonably inform the Company of the identity of the stockholder or the beneficial owner, as applicable, and that the stockholder or beneficial owner, as applicable, intends thereby to demand appraisal of such Shares (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which the beneficial owner consents to receive notices given by the Surviving Corporation in the Merger under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262);
•	the person must not tender his, her or its Shares pursuant to the Offer;
•
the person must continuously hold or beneficially own, as applicable, the Shares from the date of making the demand through the Effective Time (if a stockholder who demanded appraisal transfers or a beneficial owner who demanded appraisal ceases to beneficially own the Shares before the Effective Time, such person will lose appraisal rights with respect to the Shares); and

•	otherwise comply with Section 262.
In addition, all persons entitled to appraisal must file a petition in the Delaware Court of Chancery demanding a determination of the “fair value” of the Shares within one hundred twenty (120) days after the Effective Time, but not thereafter, by the Surviving Corporation or any stockholder or beneficial owner who has complied with Section 262 and who is entitled to appraisal rights. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so. Any stockholder or beneficial owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, without interest and subject to reduction for any applicable withholding of taxes, and subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.
In order to exercise appraisal rights in connection with the Merger, a stockholder or beneficial owner must demand appraisal within the later of the Consummation of the Offer and twenty (20) days after the mailing of this Schedule 14D-9. If made by a stockholder, a demand for appraisal must be executed by or on behalf of that stockholder. The demand should set forth, fully and correctly, the record holder’s name as it appears on the stock certificate(s). A demand by a stockholder must reasonably inform the Company of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.
In addition, a beneficial owner of Shares may demand in writing an appraisal of such beneficial owner’s Shares; provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262 and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262.
A stockholder or beneficial owner who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand for appraisal to:
SoundThinking, Inc.
39300 Civic Center Dr., Suite 300
Fremont, California 94538
Attention: Alan R. Stewart, Corporate Secretary and Chief Financial Officer
If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten days after the Effective Time, the Surviving Corporation must send an additional notice of the date of the Effective Time to all of the Company’s stockholders who are entitled to appraisal rights provided, however, that if such second notice is sent later than the later of the Consummation of the Offer and twenty (20) days following the mailing of this Schedule 14D-9, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 and any beneficial owner who has demanded appraisal under Section 262. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder or beneficial owner who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of

Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the “fair value” of the Shares held by all persons entitled to appraisal. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, appraisal rights will cease as to all stockholders and beneficial owners.
Stockholders and beneficial owners who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.
Within 120 days after the Effective Time, any person who has complied with the provisions of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d. of the DGCL)) that were the subject of, and not tendered into, and accepted for purchase in, the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of stockholders or beneficial owners of those Shares (provided that, in the case of a demand made by a beneficial owner in such person’s name, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must give this statement to the requesting person within the later of ten (10) days of receipt of the request or ten (10) days after expiration of the period for delivery of demands for appraisal.
If a petition for appraisal is duly filed by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated, within twenty (20) days after such service to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation (the “verified list”). Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all persons shown on the verified list at the addresses stated therein. The costs of these notices are borne by the Surviving Corporation. After notice to person who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby.
The Delaware Court of Chancery may require the persons demanding appraisal who hold certificated Shares to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings. If any person fails to comply with the court’s direction, the court may dismiss the proceeding as to that person.
Assuming Shares remain listed on a national securities exchange immediately before the Effective Time (which we expect to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all the Company stockholders and beneficial owners otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares exceeds $1,000,000. We refer to these conditions as the “ownership thresholds.” If a petition for appraisal is not timely filed or if neither of the ownership thresholds has been satisfied in respect of persons seeking appraisal rights, then all the Company stockholders’ and beneficial owners’ rights to an appraisal will cease.
After determining the persons entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares held by persons who have complied with Section 262, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on an amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Offer Price that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner or if neither of the ownership thresholds above has been satisfied in respect of persons seeking appraisal rights, then stockholders and beneficial owners will lose the right to an appraisal, and will instead receive the Offer Price, without interest and subject to reduction for any applicable withholding of taxes, described in the Merger Agreement.
An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery and stockholders and beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Moreover, Parent and the Company may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Offer Price.
Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. When the fair value of the Shares is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the persons entitled thereto and upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.
The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith (which we refer to as an “application”), the Delaware Court of Chancery may order all or a portion of such expenses, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal and not dismissed by the Delaware Court of Chancery pursuant to the terms of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under Section 262. In the absence of such determination or assessment, each party bears its own expenses.
Subject to the terms of Sections 262, from and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 may, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.
If a person who has made a demand for an appraisal in accordance with Section 262 shall deliver to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares in accordance with subsection (e) of Section 262, either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, then the right of such person to an appraisal of the Shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Delaware Court of Chancery shall not be dismissed as to any person without the approval of the court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including without limitation, a reservation of jurisdiction for any application; provided, however that any person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such person’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time. If the stockholder or beneficial owner fails to perfect, successfully withdraws or loses the appraisal right, the person’s Shares will be converted into the right to receive the Offer Price, without interest and subject to reduction for any applicable withholding of taxes.
The foregoing summary of the rights of the Company’s stockholders and beneficial owners to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to the full text Section 262 attached to this Schedule 14D-9 as Annex B and is made available at the following URL, accessible without subscription or cost, and which is incorporated herein by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE (WITHOUT INTEREST AND SUBJECT TO REDUCTION FOR ANY APPLICABLE WITHHOLDING OF TAXES) DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262, IF YOU ARE A STOCKHOLDER OR BENEFICIAL OWNER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.
Annual Report
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.
Regulatory Approvals
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until notifications have been given and information has been furnished to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and all statutory waiting period requirements have been satisfied. The Company has made a good faith determination that the Offer and Merger do not require filing of notification and report forms pursuant to the HSR Act.
At any time, before or after the Effective Time, the U.S. Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice may take action under the antitrust laws, including seeking to enjoin the completion of the Offer or Merger, to rescind the Offer or Merger or to conditionally permit completion of the Offer or Merger subject to regulatory conditions or other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Offer or Merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Although neither the Company nor Transom believes that the Offer or Merger violates the antitrust laws, there can be no assurance that a challenge to the Offer or Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Forward-Looking Statements
This Schedule 14D-9 contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (i) the Transactions, (ii) the anticipated manner and timing of the Offer, (iii) the expected timing of the closing of the Transactions, (iv) considerations taken into account in approving and entering into the Transactions, (v) the anticipated benefits to, or impact of, the Transactions on the Company’s and Transom’s respective businesses, and (vi) expectations for the Company and Transom following the closing of the Merger. There can be no assurance that the Transactions will be consummated. Forward-looking statements often address expected future business and financial performance and often contain words such as “expect,” “anticipate,” “should,” “believe,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “could,” “intend” and similar expressions. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control and are not guarantees of future results. These forward-looking statements are based on the beliefs and assumptions of management at the time that these statements were prepared and are inherently uncertain. Such statements, events or results may not accurately indicate the timing of, or the date by which, such events or results will be consummated or achieved, if at all. These statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in these statements. You should not place undue reliance on these forward-looking statements. Such risks, uncertainties and contingencies include, among others: (i) the satisfaction or waiver of closing conditions to the potential transaction in the anticipated timeframe or at all, (ii) uncertainty as to how many of the Company’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close, (iii) the expected timing of the potential transaction, (iv) the possibility that competing offers will be made, (v) the effect of the announcement of the potential transaction on the Company’s business relationships, including with partners, customers and employees, (vi) the magnitude of transaction-related costs associated with the potential transaction and the possibility that anticipated synergies and other anticipated benefits of the potential transaction will not be realized in the amounts expected, within the expected timeframe or at all, (vii) the risk of litigation and/or regulatory actions related to the proposed transaction, (viii) the risk that milestones under the contingent value rights will not be reached and that payments under the contingent value rights will not be made, (ix) the risk that the Company’s stock price may fluctuate during the pendency of the transaction, (x) the response of competitors and other market participants to the potential transaction, (xi) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (xii) the diversion of the Company’s or Transom’s respective management’s time and attention from ongoing business operations and opportunities, (xiii) difficulties or unanticipated expenses in connection with integrating the parties’ operations, products and employees, (xiv) the expected tax treatment of the potential transaction, (xv) the impact of global macroeconomic conditions on the Company’s business, and (xvi) other circumstances beyond the Company’s and Transom’s control, including those included elsewhere in the Company’s periodic filings with the SEC. There can be no assurance that the potential transaction described above will in fact be consummated in the manner described or at all. Stockholders, investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. For additional information on identifying factors that may cause actual results to vary from those stated in forward-looking statements, please see the Company’s most recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and other SEC filings. These forward-looking statements are made as of the date of this Schedule 14D-9 and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Except as required by applicable law, neither the Company nor Transom undertakes any duty or obligation to update any forward-looking statements contained in this Schedule 14D-9 as a result of new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Item 9. Exhibits
The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated October 20, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Summary Advertisement as published in The New York Times on October 20, 2026 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Opinion of Tidal Partners LLC, dated September 28, 2026 (included as Annex A of this Schedule 14D-9).
(a)(5)(B)
Joint Press Release, dated September 29, issued by SoundThinking, Inc. and Transom Capital Group (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 29, 2026 (File No. 001-38107)).

(a)(5)(C)
Email from Ralph A. Clark, President and Chief Executive Officer of the Company, sent to employees, dated September 29, 2026 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed on September 29, 2026).

(a)(5)(D)	Employee FAQ, dated September 29, 2026 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed on September 29, 2026).
(a)(5)(E)	Social Media Posts, dated September 29, 2026 (incorporated by reference to Exhibit 99.4 to the Company’s Schedule 14D-9C filed on September 29, 2026).
(a)(5)(F)	Customer Letter, dated September 29, 2026 (incorporated by reference to Exhibit 99.5 to the Company’s Schedule 14D-9C filed on September 29, 2026).
(a)(5)(G)	Employee Town Hall, dated September 29, 2026 (incorporated by reference to Exhibit 99.6 to the Company’s Schedule 14D-9C filed on September 29, 2026).
(a)(5)(H)	Supplier/Business Partner Letter, dated September 30, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed on September 30, 2026).
(a)(5)(I)	Press Release, dated October 20, 2026, issued by Transom Capital Group, LLC (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(e)(1)†
Agreement and Plan of Merger, dated as of September 28, 2026, by and among Transom Signal AcquireCo, LLC, Transom Signal MergerSub, Inc. and SoundThinking, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 29, 2026 (File No. 001-38107)).

(e)(2)	Confidentiality Agreement, dated as of April 28, 2026, between Transom Capital Group, LLC and SoundThinking, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(3)†
Exclusivity Agreement, dated as of June 11, 2026, by and between SoundThinking, Inc. and Transom Capital Group, LLC (as amended on July 10, 2026) (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(4)†	Exclusivity Agreement, dated as of August 27, 2026, by and between SoundThinking, Inc. and Transom Capital Group, LLC (incorporated by reference to Exhibit (d)(8) to the Schedule TO).
(e)(5)	Equity Commitment Letter, dated September 28, 2026, by and between Transom Signal AcquireCo, LLC and Transom Capital Fund IV, L.P. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(6)	Limited Guarantee, dated September 28, 2026, by Transom Capital Fund IV, L.P. in favor of SoundThinking, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(7)
Tender and Support Agreement, dated as of September 28, 2026, by and among Transom Signal AcquireCo, LLC, Transom Signal MergerSub, Inc. and Veradace Partners L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 29, 2026 (File No. 001-38107)).

(e)(8)	Tender, Support and Reinvestment Agreement, dated as of September 28, 2026, by and among Transom Signal AcquireCo, LLC, Transom Signal MergerSub, Inc., the other affiliates of Transom

Exhibit No.	Description

party thereto and the persons listed on Schedule A thereto who are signatories to such agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 29, 2026 (File No. 001-38107)).

(e)(9)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit (d)(9) to the Schedule TO).
(e)(10)
Amended and Restated Certificate of Incorporation of SoundThinking, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 11, 2023 (File No. 001-38107)).

(e)(11)
Amended and Restated Bylaws of SoundThinking, Inc., effective as of November 3, 2023 (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K filed on March 30, 2026 (File No. 001-38107)).

(e)(12)	ShotSpotter, Inc. Amended and Restated 2005 Stock Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-217603)).
(e)(13)
Forms of Option Agreement and Option Grant Notice under the Amended and Restated 2005 Stock Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-217603)).

(e)(14)	SoundThinking, Inc. 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on March 30, 2026 (File No. 001-38107)).
(e)(15)
Forms of Option Agreement and Option Grant Notice under the 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on April 1, 2024 (File No. 001-38107)).

(e)(16)
Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Restricted Terms and Conditions under the 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2023 (File No. 001-38107)).

(e)(17)	SoundThinking, Inc. 2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed on April 1, 2024 (File No. 001-38107)).
(e)(18)	Form of Restricted Stock Unit Grant Notice for Directors (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2017 (File No. 001-38107)).
(e)(19)	Definitive Proxy Statement of SoundThinking, Inc. on Schedule 14A (incorporated by reference to SoundThinking’s Form DEF 14A (File No. 001-38107), filed April 22, 2026).
(e)(20)
Form of Indemnification Agreement by and between SoundThinking, Inc and its directors and officers (incorporated by reference to Exhibit 10.7 to SoundThinking’s Registration Statement on Form S-1 (File No. 333-217603), as amended, originally filed on May 2, 2017).

(e)(21)	Offer Letter between ShotSpotter, Inc. and Ralph A. Clark, dated March 13, 2017 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 333-217603)).
(e)(22)	Offer Letter between ShotSpotter, Inc. and Alan R. Stewart, dated March 13, 2017 (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (File No. 333-217603)).
(e)(23)
Offer Letter between ShotSpotter, Inc. and Kirk Arthur, dated December 24, 2025 (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed on March 30, 2026 (File No. 001-38107)).

(e)(24)*	Offer Letter between SoundThinking, Inc. and David Jochim, dated May 7, 2026.
(e)(25)
Amendment to Letter Agreement, dated as of September 28, 2026, by and between Ralph A. Clark and SoundThinking, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 29, 2026 (File No. 001-38107)).

(e)(26)
Amendment to Letter Agreement, dated as of September 28, 2026, by and between Alan R. Stewart and SoundThinking, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on September 29, 2026 (File No. 001-38107)).

*	Filed herewith.
†
Certain exhibits and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 20, 2026

SOUNDTHINKING, INC.

By:	/s/ Ralph A. Clark
Name:	Ralph A. Clark
Title:	President and Chief Executive Officer

ANNEX A
OPINION OF TIDAL PARTNERS LLC

Tidal Partners LLC
260 Homer Avenue, Suite 101
Palo Alto, CA 94301
September 28, 2026
Board of Directors
SoundThinking, Inc.
39300 Civic Center Drive, Suite 300
Fremont, CA 94538
Members of the Board:
Tidal Partners LLC (“Tidal Partners”, “we”, “us” or “our”) understands that SoundThinking, Inc., a Delaware corporation (the “Company”, “you” or “your”), Transom Signal AcquireCo, LLC, a Delaware limited liability company (“Parent”), and Transom Signal MergerSub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, among other things, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.005 per share, of the Company (“Company Common Stock”), other than Company Excluded Shares (as defined in the Merger Agreement), for $8.00 per share in cash, without interest (the “Per Share Cash Amount”), plus one contingent value right per share (each, a “CVR”) representing the right to receive the Milestone Payment Amounts (as such term is defined in the Contingent Value Rights Agreement (the “CVR Agreement”)), if any, upon the terms and subject to the conditions set forth in the CVR Agreement, net to the holder of such share in cash, without interest (the Per Share Cash Amount plus one CVR, collectively, the “Consideration”) for each share of Company Common Stock accepted, and (ii) following completion of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Offer and the other transactions contemplated by the Merger Agreement and the CVR Agreement, the “Transaction”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, and each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than Company Excluded Shares and Company Dissenting Shares) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement. As used herein, “Excluded Shares” shall refer to, collectively, (i) Company Excluded Shares, (ii) Company Dissenting Shares, (iii) shares of Company Common Stock held by any Affiliate of the Company or Parent, and (iv) any shares of Company Common Stock that are contributed to, or exchanged for, equity or other interests in Parent or any of its Affiliates in lieu of receiving the Consideration. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.
You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement (other than the holders of Excluded Shares) is fair, from a financial point of view, to such holders.
For purposes of the opinion set forth herein, we have:
1)	Reviewed a draft, dated September 25, 2026, of the Merger Agreement, and a draft, dated September 25, 2026, of the CVR Agreement;
2)
Reviewed the annual reports on Form 10-K of the Company for the two fiscal years ended December 31, 2024 and 2025 and certain interim reports to stockholders and quarterly reports on Form 10-Q of the Company;

3)	Reviewed certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”);

4)
Discussed the past and current operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction with senior management of the Company;

5)	Reviewed the reported prices and trading activity for Company Common Stock;
6)	Compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded;
7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
8)	Participated in certain discussions and negotiations among representatives of the Company; and
9)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.
We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or provided to, discussed with or reviewed by, us, and formed a substantial basis for this opinion. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed, at your direction, that any payment of Milestone Payment Amounts under the CVRs will be made, if at all, at times and in amounts consistent with the Forecasts utilized by us in connection with this opinion and in accordance with the CVR Agreement, and we have analyzed the value of the Milestone Payment Amounts based on the net present value of such payments. We have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal performed by a third party, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement and the CVR Agreement without any waiver, modification, amendment or delay of any terms or conditions, and that the definitive Merger Agreement and CVR Agreement will not differ in any material respect from the respective drafts thereof furnished to us. We have assumed that all governmental, regulatory or other approvals and consents necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Parent or on the expected benefits of the Transaction in any way meaningful to our analysis.
We do not express any view on, and this opinion does not address, any term or aspect of the Merger Agreement, the CVR Agreement or the Transaction other than the fairness, from a financial point of view, of the Consideration to the holders of shares of Company Common Stock (other than the holders of Excluded Shares), to the extent expressly addressed herein, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including, without limitation, (A) the fairness of the Consideration to the Company, (B) the fairness of the Transaction to holders of any shares of Company Common Stock that are contributed to, or exchanged for, equity or other interests in Parent or any of its Affiliates in lieu of receiving the Consideration, (C) the treatment of, or consideration payable in respect of, Company Stock Options, Company RSUs, Company PRSUs pursuant to Section 3.6 of the Merger Agreement or other convertible securities exercisable or convertible, as the case may be, into shares of Company Common Stock, (D) the structure or form of the Transaction or the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or (E) the fairness of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party.
We have relied upon, without independent verification, the assessment of the Company and its advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company, Parent, the Transaction or otherwise, and we express no opinion on such matters in any respect. We also express no opinion with respect to the fairness of the amount or nature of any compensation to be received by any of the officers, directors or employees of the Company, or any class of such persons, relative to the Consideration to be received by the holders of shares of Company Common Stock (other than the holders of Excluded Shares) in the Transaction. We also express no opinion as to the underlying business decision of the Company to proceed with or effect the

Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
We have acted as financial advisor to the Board in connection with the Transaction and will receive fees for our services, a portion of which is payable upon the rendering of this opinion and a portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking and financial advisory activities. In the two years prior to the date hereof, except for our current engagement, we have not provided financial advisory services to the Company or Parent or their respective affiliates, and have not received fees in connection with any such services. We may also seek to provide financial advisory services to the Company and Parent and their respective affiliates in the future and would expect to receive fees for the rendering of these services. Certain (i) of our affiliates, (ii) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
This opinion is for the information of the Board and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company or Parent is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law or regulation. In addition, this opinion does not in any manner address the potential effects of volatility in the credit, financial and stock markets on the Company or Parent or the Transaction, or the impact of the Transaction on the solvency or viability of the Company or Parent or their ability to pay their respective obligations when they become due, and we express no opinion or recommendation as to whether any holder of shares of Company Common Stock should tender such shares in the Offer, or otherwise act with respect to the Transaction or any other matter.
Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Company Common Stock (other than the holders of Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
[Signature Page Follows]

Very truly yours,

TIDAL PARTNERS LLC

/s/ Tidal Partners LLC

ANNEX B
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS
Section 262 Appraisal Rights.
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]
(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:
(1)
If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)
If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)
Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)
Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)
Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)
At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)
Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)
The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.